U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                MAXPLANET, CORP.
                 (Name of Small Business Issuer in its charter)

 DELAWARE                                          31-1478761
(State or Other Jurisdiction of                   (IRS Employer Incorporation or
Organization)                                      Identification No.)

                    4400 US HIGHWAY ROUTE 9 SOUTH SUITE 2800
                           FREEHOLD, NEW JERSEY 07728
              (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (732) 625-0770

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act: Common Stock, Par Value $0.001

                                TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                                     PAGE

Part I - Item 1

Description of Business                                                       3
    a) Business History and Development                                       3
    b) Description of Business                                                5

Risk Factors                                                                 14

Item 2
Management's Discussion and Analysis or Plan of Operation                    24
Results of Operations                                                        24
Liquidity and Capital Resources                                              25

Item 3
Description of Properties                                                    26

Item 4
Security Ownership of Certain Beneficial Owners and Management               26
Director Stockholders                                                        27

Item 5
Directors, Executive Officers, Promoters, Control Persons and
Venture Capital Partners                                                     27

Item 6
Executive Compensation                                                       28
Salaries, Contracts of Officers - Employment Agreements                      28

Item 7
Certain Relationships and Related Transactions                               31

Item 8
Description of Securities                                                    31

Part II - Item 1
Market Price of and Dividends on the Registrant's Common Equity
and Related Stockholder Matters                                              31

Item 2
Legal Proceedings                                                            32

Item 3
Changes in and Disagreements with Accountants                                32

Item 4
Recent Sales of Unregistered Securities                                      33

Item 5
Indemnification of Directors and Officers                                    33

Part F/S                                                               Page - 34

Independent Auditor's Report

Financial Statements
Balance sheet
Statement of Operations
Statements of Stockholders' Equity
Statements of Cash Flows
Notes to Financial statements

Consolidated Balance Sheets at June 30, 199 (unaudited) and March 31, 1999 Consolidated Statement of Operations for the three months ended June 30, 1999 and 1998 (unaudited)
Consolidated Statement of Cash Flows for the three months ended June 30, 1999 and 1998
Notes to the Consolidated Financial Statements

Consolidated Balance Sheets at September 30, 1999 (unaudited) and March 31, 1999 Consolidated
Statement of Operations for the six and three months ended September 30, 1999 and 1998 (unaudited)
Consolidated Statement of Cash Flows for the six months ended September 30, 1999 and 1998
Notes to the Consolidated Financial Statements

Part III                                                               Page - 57

Index to Exhibits
(a) Certificate of Incorporation, as amended
(b) By - Laws

Reference is made to the two quarters (unaudited) reported in this Form 10-SB of MaxPlanet, Corp., for the quarters ended June 30, 1999 and September 30, 1999, filed herein, with the Securities and Exchange Commission (the "Quarterly Reports"), which are incorporated herein by this reference. The Quarterly Reports and six - month comparison contain the most recent interim (unaudited) financial information on the Company in Part III, and Management's Discussion and Analysis of Financial Condition and Results of Operations for the applicable periods, which should be read in conjunction with the historical information presented herein.

                                     PART I

Item 1. Description of Business.

(a) Business History and Development.

MaxPlanet, Corp. formerly Maxnet, Inc., Concord International Group, Inc., and formerly Robotic Systems and Technology, Inc. ("MaxPlanet") became a public company in 1983 when its Registration Statement on Form S-18 was declared effective by the Securities and Exchange Commission and the offering of its securities was thereafter consummated. From approximately 1984 through November 1993,

MaxPlanet was a non-operational company. From 1994 until December 31, 1997 MaxPlanet made several acquisitions, which were either unsuccessful ventures or rescinded. MaxPlanet, Corp. filed an amendment with the State of Delaware on July 27, 1999 changing its name from Maxnet, Inc. to MaxPlanet, Corp. Presently, MaxPlanet, Corp. is an integrated Internet Development Company focused on creating and expanding strategic alliances for its comprehensive network of consumer and business oriented websites on its Internet sites www.MaxPlanet.com and www.MundoMaximo.com. Through its 90% owned subsidiary, Valentino Salotti, Inc., MaxPlanet wholesales and retails a line of custom leather furniture. In conjunction with products from Valentino Salotti, Inc., MaxPlanet created www.CustomLiving.com to offer Valentino Salotti products over the Internet. Furthermore, through its wholly owned subsidiary Trident Recovery Systems, Inc., MaxPlanet offers debt collection services and also answers Users inquiries on MaxPlanet's MaxLawyer.com over the Internet. Additionally, MaxPlanet owns a wholly owned subsidiary Maxim Auction, Inc. and operates an auction Internet site www.MaximAuction.com where MaxPlanet plans to offer for sale new merchandise, excess merchandise, closeout and refurbished products to Internet Users, consumers and small to medium-sized businesses. MaxPlanet opened it's corporate website www.MXNT.com in July of 1998, developed and created the portal community website www.Maxplanet.com in August of 1998 and officially launched www.MaxPlanet.com on December 2, 1998.

MaxPlanet created the domain www.MundoMaximo.com (the Company's official Spanish Portal Internet site) on January 7, 1999 and launched MundoMaximo.com on January 8, 1999 to capitalize on the growing global Hispanic online market. By creating MundoMaximo.com as a Spanish-language Internet portal we provide Users with information and interactive content centered on global Hispanic events in the Spanish language. Because the language preference of many acculturated U.S. Hispanics is English, we also offer our users the ability to access information and services in the English language on www.MaxPlanet.com. MaxPlanet incorporated Mundo Maximo, Corp. on September 10, 1999 as a wholly owned subsidiary.

Furthermore, MaxPlanet owns the subsidiary MaxPlanet Radio, Corp. and operates MaxPlanet Radio http://www.maxplanet.com/smpr/ on www.MaxPlanet.com, offering originally programmed audio and video content over the Internet. MaxPlanet is seeking to integrate and operate an audio/video digital encoding content provider on the Internet for the listening of music, viewing of videos, movies, interactive CD ROM's, computer software, PDA's (personal digital assistants), WAP (wireless application protocol) for delivering content over digital wireless networks into MaxPlanet Radio, Corp. (MPR, Corp.). Additionally, MaxPlanet plans to continue to develop or acquire the content and services needed to appeal to the Internet savvy and to the sophisticated shopper, bargain hunter, spontaneous purchaser and active bidder.

Through acquisitions and an array of Internet properties MaxPlanet is offering customers, advertisers and Users multiple outlets to entertainment, shopping and information online. By providing Users with the option of shopping or bidding MaxPlanet may be positioned to capture a share of online purchases and advertising revenues. MaxPlanet's goals are to create multiple interactive Portals with E-commerce and Auctions; Integrate Video, Music and an Internet Radio Station as well as establish a desktop Information

Business to Business/User to User WebPhoneBook / Telephonebook. MaxPlanet anticipates that in addition to sales of Internet Development services, furniture and products through E-Commerce MaxPlanet's principal source of revenue will be fees paid by third parties for advertising their products and services on www.MaxPlanet.com, www.MundoMaximo.com and its satellite sites.

MaxPlanet's www.MaxPlanet.com and www.MundoMaximo.com tie together all of MaxPlanet's featured products and services and serve as the launch pads (International Internet Portal Community) and vehicles for all of MaxPlanet's featured product line and future objectives.

(b) Description of Business.

FURNITURE ON THE INTERNET: VALENTINO SALOTTI, INC., CUSTOMLIVING.COM. Organized in 1996 as a New York Corporation, Valentino Salotti, Inc. designs and distributes contemporary leather furniture and household products. Valentino Salotti, Inc. (VS) currently occupies approximately 15,000-sq. ft of warehouse/showroom space at 248 Flushing Ave, Brooklyn, New York 11205. Through MaxPlanet's Internet developers and platforms mass distribution and customization is to be increased by offering Valentino Salotti designs and custom manufactured products over the Internet and a proposed Interactive - Kiosk program.

On May 8, 1998, Maxplanet acquired Valentino Salotti and the closing took place. The shareholders of Valentino Salotti received 500,000 shares of MaxPlanet, Corp., common stock plus $50,000 in working capital.

MaxPlanet developed and created www.CustomLiving.com on July 16, 1998, which enabled Valentino Salotti designs and custom manufactured products to be offered over the Internet. MaxPlanet and Valentino Salotti are planning to offer CustomLiving.com over Interactive-Kiosks in selected malls/shopping centers and considering opening a CustomLiving flagship store in the New Jersey area. MaxPlanet and Valentino Salotti are also contemplating offering select franchise opportunities for individuals interested in opening CustomLiving stores throughout the United States. The CustomLiving stores and Kiosks will enable the customer to create a virtual room similar to the room that they are trying to furnish with furniture of their choice on Interactive Kiosk monitors.

On February 17, 1999 MaxPlanet announced an agreement to sell ten-percent (10%) of its wholly owned subsidiary Valentino Salotti, Inc. - www.CustomLiving.com for $200,000.00 to A & J Capital LTD., Inc. The sale, which was to be accounted for as a pooling of resources and is subject to certain conditions. MaxPlanet recorded a one-time payment of $50,000.00 and received a promissory note in the amount of $150,000.00 relating to the sale.

DIRECTORY PRODUCTS AND SERVICES ON THE INTERNET: WEBPHONEBOOK.COM, TELEPHONEBOOK.NET. On June 4, 1998 MaxPlanet acquired research information and business-plans for the Webphonebook / Portal - Community Internet project along with WebPhoneBook.com and 17 other Domain Names from Intrasoft, Ltd. The shareholders of Intrasoft, Ltd., received $70,000.

MaxPlanet's product and service www.WebPhoneBook.com may be described as an Internet industry information resource and online business directory. WebPhoneBook.com seeks to place entire industries in simple to use interactive categories and directories. WebPhoneBook.com seeks to be a source for various industry specific business guides. The guides are to be basic, fast, and easy to use giving consumer contact and product information for local businesses nationwide, and eventually worldwide. The benefit to the User is that the User will have a personalized search engine that will carry the interests that the User chooses. MaxPlanet's WebPhoneBook will seek to be the Internet's Multimedia Rolodex. Webphonebook.com is seeking to provide customers with valuable information about commercial business to business services on the web without all the "noise" or redundant information generated by traditional search engines. Currently, search engine technology is sometimes a frustrating, inefficient, time consuming method of finding a local service provider for any goods or services. Webphonebook.com in conjunction with MaxPlanet.com and MaxPlanet - state satellite sites may provide the User and consumer with the name and information of someone that can help, located in the same area or the closest area. Instead of trying to be all things to all people, MaxPlanet's Webphonebook.com is seeking to be able to answer the question, "How Do I Find Someone or Something Local That Can Help Me?"

MaxPlanet, Corp. announced that it had acquired New Hampshire based Ultra Web, Inc. and www.Telephonebook.net on March 11, 1999. MaxPlanet acquired the domain name www.Telephonebook.net, the name The Internet Yellow Pages, and certain Internet related assets and databases. The shareholders of Ultra Web, Inc. received 100,000 shares of MaxPlanet, Corp. common stock and $1.00. The acquisitions are viewed as value added enhancements to MaxPlanet's www.MaxPlanet.com community E-commerce shopping experience and information resources.

Once fully implemented, the acquisition of www.Telephonebook.net and its databases will enhance www.MaxPlanet.com. The strategic integration of UltraWeb, Inc.'s licensed technology, databases, www.Telephonebook.net into WebPhoneBook.com may translate to advertising and directory sales revenue for MaxPlanet. MaxPlanet will be utilizing these new resources to add value to MaxPlanet's network of sites including upgrading our gateways for businesses to increase brand exposure. MaxPlanet is seeking to integrate these components into a perfect fit for WebPhoneBook.com to become a desktop Internet Multimedia Rolodex. MaxPlanet, Corp. applied for the documents necessary to file the Articles of Dissolution dissolving the New Hampshire Corporation Ultra Web, Inc. in October 1999.

MaxPlanet views this progression as one of the next steps for Information on the Internet and is continuing the integration, posting new content and melding Telephonebook.net into the WebPhoneBook.com project. Additionally, the acquisition included the ability to utilize the licensed technology backbone of InfoQuest, which allows Users to search a National directory with over 108 Million listings in less than 1/10th of a second.

The technology behind Telephonebook.net was among the first commercial directory applications available on the Internet. Engineers began its development in 1994. Telephonebook.net follows a well-organized business model and employs advanced Internet technology. Telephonebook.net uses a proprietary technology known as 'InfoQuest.' This technology was written from the ground up with only one goal in mind; to search telephone and directory databases as quickly and accurately as possible.

InfoQuest also has built in ability for graphics to be displayed in the search results without slowing down the search time. Because of the graphical nature of the Internet and advertisers' needs to display images in their ads, MaxPlanet believes this capability may offer an advantage over other Internet search engines. Infusing Telephonebook.net into WebPhoneBook may translate to increased population and traffic. WebPhoneBook.com and Telephonebook.net are being developed to increase manageability in managing a personalized business to business search engine.

MaxPlanet will be integrating business links (Yellow Pages) and personal listings (White Pages) of www.Telephonebook.net into Webphonebook.com and its community of sites. MaxPlanet began the integration of Telephonebook.net's entire business link and personal listing base of over 100,000,000 listings into its community of sites in March 1999. Integration is commencing across multiple portals, numerous affiliate sales sites and transactional points. MaxPlanet's goals are to create interactive living Portals, Auction, Music, an Internet Radio Station as well as an Information Business to Business / User to User Telephonebook/WebPhoneBook under a complex integration. For some of these Mission Critical Search functions and Applications MaxPlanet has purchased software products from Thunderstone and Opensite. MaxPlanet may need more scalability with the Multiple Portals and Multi-Media feeds. Recognizing many shortcomings in every large enterprise site, MaxPlanet is also updating and integrating its own Network for interior security as well as for integration with outside vendors and Users. Therefore, MaxPlanet's complex integration should lead to successful delivery and transactions.

SHOPPING AND ECOMMERCE ONLINE: 1CLASS.COM, ONECLASS.COM. On June 16, 1998, MaxPlanet acquired the domain names, business plan, and the content of OneClass.com and 1Class.com from Reich Brothers, Inc. Israel Goldreich, vice president and director of MaxPlanet, Corp., is the principal shareholder of Reich Brothers, Inc. The terms of the acquisition were as follows: shareholders of Reich Brothers, Inc. received $6000.00, 25,000 shares of MaxPlanet common stock and an option to purchase 100,000 shares of MaxPlanet, Corp. common stock priced at $1.00 per share. The 1Class.com / OneClass.com executive summary and site designation are being used as the model for MaxPlanet's E-Commerce shopping and entertainment portal - community. MaxPlanet incorporated the acquisitions of 1Class.com / OneClass.com executive summary and sites into www.MaxPlanet.com's E-Commerce shopping and entertainment portal community. Therefore, www.MaxPlanet.com offers its Users' information, products and services that are targeted toward individuals who are seeking fashionable, high profile products and entertainment. MaxPlanet's Internet developers provide site development services at competitive rates to high quality retailers and to content providers looking to reach our customers. MaxPlanet also provides the requisite software and hardware support to establish an on-line retail environment which maintains integrity, security and privacy throughout the sales and fulfillment processes.

MAXPLANET, CORP. - MXNT ONLINE. On July 27, 1998 MaxPlanet officially announced and launched www.MXNT.COM. Furthermore, the Company created MaxPlanet (the Company's official Portal Internet site) in August of 1998 and officially launched www.MaxPlanet.com on December 2, 1998. MaxPlanet's www.MaxPlanet.com was created to tie together all of the featured products and services and serve as the launch pad (International Internet Portal Community) and vehicle for all of MaxPlanet's featured product line and future objectives.

INTERNET DEVELOPERS: VFN.COM. On November 19, 1998 MaxPlanet formed a new division of MXNT titled Max (Planet) Media Network with VFN.Com to develop Java Component Technology, Webphonebook, E-Commerce, online multimedia solutions, CustomLiving, www.MaxPlanet.com and www.MundoMaximo.com.

On December 15, 1998, MaxPlanet acquired (VFN.Com) Virtual Financial Network.Com, Inc. in order to continue to build MaxPlanet's www.MaxPlanet.com. The Max (Planet) Media division began focusing on the development of www.MaxPlanet.com by providing their Internet development and marketing skills to brand awareness strategies, broadcasting expertise, interactive shows, and online audio/video markets. MaxPlanet acquired Florida based (VFN.Com) Virtual Financial Network.Com, Inc. for 1,000,000 shares of MaxPlanet, Corp. common stock and $50,000.00 in operating capital. MaxPlanet, Corp. filed The Articles of Dissolution dissolving the Florida Corporation VFN.Com, Inc. on June 18, 1999. However, MaxPlanet still owns and operates the Internet site www.VFN.com.

MUNDOMAXIMO.COM, MAXPLANET - AFRICA, MAXPLANET - US STATES AND CITIES. MaxPlanet created the domain www.MundoMaximo.com (the Company's official Spanish Portal Internet site) on January 7, 1999 to capitalize on the growing global Hispanic online market. MaxPlanet officially announced and launched MundoMaximo.com on January 8, 1999. By creating MundoMaximo.com as a Spanish-language Internet portal we provide Users with information and interactive content centered on global Hispanic events in the Spanish language. Because the language preference of many acculturated U.S. Hispanics is English, we also offer our users the ability to access information and services in the English language on www.MaxPlanet.com.

MundoMaximo.com draws viewers by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information, a search engine, free e-mail, Spanish-language news feeds, chat rooms and message boards. We are still a development stage company having launched MundoMaximo.com web site in January 1999 and have not yet generated significant revenue. MaxPlanet anticipates that the principal source of revenue will be fees paid by third parties for advertising their products and services on MundoMaximo.com. However, MaxPlanet does not expect any significant revenue in 1999.

Even though Hispanic PC ownership is just 30 percent with only 15 percent online, compared to the United States national average of 43 percent, Hispanics are still the youngest cultural group in the United States. Therefore, through MundoMaximo.com MaxPlanet is seeking to utilize and maximize this distribution channel. Currently, there are over seven million Internet users in Latin America; Our strategy is to target the younger, wealthier 25 percent of the nearly 500 million people living in Latin America. MaxPlanet wants to align ourselves with this affluent group which accounts for over 60 percent of purchases in the Latin American region. With over 35 million Internet users expected in the region by 2000, the market will be able to support healthy competition. MaxPlanet believes the Latin market deserves Portal Space dedicated to Hispanic Community news, products and lifestyle. Furthermore,

MaxPlanet believes that since the opening of its South Florida Office in December of 1998 it will bring tremendous value to this market place from its Miami - South Florida location.

Similar to MundoMaximo, MaxPlanet launched MaxPlanet - Africa http://www.MaxPlanet.com/Africa/ on June 25, 1999. Furthermore, MaxPlanet's www.MaxPlanet.com portal will be offering Internet entrepreneurs and Users the ability to meld their local community news, bulletin boards, shopping malls and geography into State and City MaxPlanet satellites (http://www.MaxPlanet.com/50states/). With the additions of local flavor to www.MaxPlanet.com 's geography MaxPlanet is seeking to create local Portal Centers.

By associating with local business people and entrepreneurs MaxPlanet is seeking to create a Global MaxPlanet with distinctive individual MaxPlanet satellite communities interacting in a MaxPlanet - Universe. With the launch of MundoMaximo.com, MaxPlanet is building and preparing to launch 50 Portal States in the USA -Complete with Regional Auctions, Shopping, Shows and more (http://www.MaxPlanet.com/50states/).

TRIDENT RECOVERY SYSTEMS, INC., MAXLAWYER.COM. MaxPlanet acquired New York based Trident Recovery Systems, Inc. on Feb. 11, 1999 and is presently going forward with implementing MaxLawyer.com (http://www.MaxPlanet.com/MaxLaw). The terms of the acquisition were as follows: Trident's shareholders received 500,000 shares of MaxPlanet, Corp. common shares. Trident's core business is engaged in the collection of debt in both the consumer and commercial fields. In comparison, to other collection companies, Trident is a full service company handling accounts from initial collection efforts through the legal process and beyond until the debt is resolved. MaxPlanet - Trident plans include penetrating the U.S. market through increased advertising, Internet integration, marketing and a focused sales effort. MaxPlanet - Trident is also seeking to create a national network of attorneys using MaxPlanet's MaxLawyer.com (http://www.MaxPlanet.com/MaxLaw) and a marketable computer collection system.

Trident will seek to generate revenue for MaxPlanet and minimize risk as it serves as its own collection agency and in the future may be utilizing MaxPlanet's domain CollectionAgencies.com. Trident anticipates creating a nationwide sales force with regional sales and service offices in every major market through contracts and acquisitions with other collection and recovery corporations. MaxPlanet has been building MaxLawyer.com as part of the terms of the acquisition of Trident Recovery Systems, Inc. MaxPlanet - Trident plans to penetrate the U.S. market through increased advertising, Internet integration, marketing and a focused sales effort aimed at financial institutions, law-firms, private practitioners and the creation of a national network of attorneys. MaxPlanet is utilizing MaxLawyer.com as a legal resources information directory and simple to use legal questionnaire for advertising revenue and to enhance the online experience for www.MaxPlanet.com's and MaxLawyer.com's (http://www.MaxPlanet.com/MaxLaw) Users.

MAXIMMUSIC.COM, MUSIC - AUDIO / VIDEO ONLINE:, MAXPLANET RADIO (MPR), MAXPLANET RADIO, CORP.,. MaxPlanet's entrance into the delivery of music - audio / video over the Internet began with the announcement of its Entertainment Division, MaxPlanet Media-Entertainment and online recording label MAXIMMUSIC.com on November 25, 1998. MaxPlanet had created the domain MAXIMMUSIC.com on November 24, 1998 to specialize in the production, downloading, and distribution for independent music recording artists.

On December 29, 1998 MaxPlanet announced and launched the MaxPlanet 365/24/7 Radio Party Station - MaxPlanet-Radio (MPR) in Real Audio for the 1999 New Year's celebration on www.MaxPlanet.com. Furthermore, on January 5, 1999 MaxPlanet announced that it was preparing to launch a New Online Spanish Talk Show and an Online Spanish Party Radio Station to compliment (MPR) and enhance www.MundoMaximo.com.

MaxPlanet's MaxPlanet Radio was anticipating the revolution in Internet radio programming which enables the distribution and sales platform of a new recording artist to simultaneously create advertising and sales revenue for MaxPlanet and the artist. MPR is about utilizing MaxPlanet's platforms and resources for distribution. Whether MaxPlanet formats a CD, Tape, Mix, MP3, Real Audio; Independent music and content distribution has given MaxPlanet a very exciting niche market opportunity. In conjunction with premiering up and coming new recording artists under MaxPlanet's MAXIMMUSIC.com label, MPR also plans to host an Online Spanish Talk Show and a Virtual Spanish Party Radio Station.

Additionally, MaxPlanet's MPR has been contemplating developing a jukebox whereby Users may be able to load a play-list of their favorites to play, record a greatest hits CD or download directly to their PC. MaxPlanet's MAXIMMUSIC.com is based on the unique philosophy of signing musical artists without exercising bias toward young, unknown talents, and providing an outlet for their music to be heard and purchased via the Internet.

MAXIMMUSIC.com is seeking to set itself apart from web-only businesses and conventional record labels by successfully blending traditional brick and mortar distribution with the sizzle and growth of Internet visibility and distribution. MaxPlanet is typified by the philosophy of not exercising musical bias and allowing the artist total creative freedom, thereby, attracting up-and-coming talent from around the globe, but may also catch the attention of more established acts who may call MAXIMMUSIC.com their label.

On March 22, 1999 MaxPlanet created MaxPlanet Radio, Corp. One of the objectives for MaxPlanet Radio, Corp. is to eventually own and operate The MaxPlanet Radio
(MPR) Network http://www.maxplanet.com/smpr/, an audio/video content provider on the Internet for the listening of music, viewing videos, movies, interactive CD ROM's, and computer software. Furthermore, MaxPlanet plans to expand MPR with MP3 and MP4 music databases in order to provide its Users with the opportunity to download and listen to superior quality music products over the Internet. The MPR, Corp.venture is being designed to have or acquire the capabilities and resources to directly compete with Navarre Corporation's NetRadio, which also offers originally programmed audio content over the Internet.

MaxPlanet is seeking to combine MaxPlanet's MaxPlanet-Radio (MPR) Network technologies with various companies' proprietary music catalogs. This creates the ability for the new entity to become an

Internet Radio station that can offer digital downloading directly from various catalogs of proprietary music and a platform to showcase new artists. Customers may be able to create their own CDs, listen to music 24 hours a day and order the music they are listening to.

Combining MaxPlanet's original shows and music with various proprietary catalogs and in-house production studios creates a mix of User and Advertiser stickiness. This may enable distributors to sell product directly to market, and offer the User / consumer the ability to order directly from MaxPlanet. The synergies between various catalog companies and MaxPlanet could lead to several exciting opportunities such as providing an alternative source to sell product and market various lines of compilation CD albums.

MaxPlanet's MaxPlanet Radio, Corp. plans to operate through an Internet Radio / Jukebox Division, an Advertisement / Shows Division, an MP3 & MP4 downloads / New Artists Division, and a CD Compilation Division. MaxPlanet's MPR, Corp. will be seeking its initial advertising revenues from Retail Stores and Record Labels (Major & Independent). MaxPlanet anticipates that in addition to sales of audio and video related products the ventures principal source of revenue will be fees paid by third parties for advertising and selling their products and services.

Presently, MaxPlanet's MaxPlanet Radio (MPR) http://www.maxplanet.com/mpr2/ operates as an audio / video content provider on the Internet for the listening of music and viewing videos. MaxPlanet is seeking to become an aggregator of streaming audio and video programming. Furthermore, MaxPlanet is planning to add business divisions consisting of: (1) acquiring content (2) DVD authoring and conversion for outside film studios, (3) providing content modules for Video on Demand (VOD) servers, and (4) Wireless Application Protocol (WAP) for PDA's and the Digital wireless network.

Based on a report from the research firm Jupiter Communications, estimates that sales of music from digital downloading will grow to $146 million by 2003, which researchers say will be about 5.7% of total online music revenue (Billboard Magazine 7/24/99).

AUCTION ONLINE: MAXIMAUCTION.COM, MAXIM AUCTION, INC. Beginning with an announcement in December of 1998, MaxPlanet was developing its auction Internet site and plan to enter the online auction industry. MaxPlanet, Corp. created the domain www.MaximAuction.com on December 23, 1998. Furthermore, on February 18, 1999 MaxPlanet's wholly owned Maxim Auction, Inc., a Nevada Corporation became effective. MaxPlanet's announcement on April 15, 1999 "MaxPlanet Opens MAX!Auction @ MaximAuction.com Beginning its "30 Day Release Beta," solidified MaxPlanet's entrance into the online auction industry.

MaxPlanet, Corp. developed MaximAuction.com through its internal design team. Initially, MaxPlanet.Com will host MaximAuction.com within its online community. Within this web front MaximAuction.com captures the User preferences utilizing OpenSite technology and creates an operating interconnected database utilizing a product channel and selling system. Newsletters, Updates, Sales, Contests, and Specials are being designed for the User within the MaximAuction.com community.

MaxPlanet is operating MaximAuction.com for the sale of new merchandise, excess merchandise, closeout and refurbished products to Internet Users, consumers and small to medium-sized businesses. MaxPlanet believes that its online auction will represent an exciting sales format for Users that leverages the interactive nature of the Internet. MaxPlanet's MaximAuction.com will feature a rotating selection of brand name products, merchandise, computers and consumer electronics, which typically sell at significant discounts to prices found at traditional retailers. MaximAuction.com will run auctions seven days a week, offering many items in each of its daily auctions.

MaximAuction.com's online auctions will provide a distribution channel ranging from new products to garage sales, flea market, and odd lot quantities of closeout and even refurbished goods. The frequency of MaximAuction's auctions and its ability to continuously add new items allow vendors to dispose of inventory quickly to minimize the risk of price erosion. Online sales also allow vendors to liquidate excess merchandise directly to a nationwide audience, without cannibalizing their primary distribution channels. Furthermore, MaximAuction.com will offer customers a unique retail experience- By attempting to replicate the feel of a Windows 98 Explorer in its simplicity and in the future, blending the site with Streaming Media - Video and Audio (RealVideo-RealAudio) the Internet User will be able to post bids or items through a Secure Socket Layer while not getting lost in a complicated system. MaximAuction.com's plans also include a mail in bid as well as a posting capability. The Auction is being constructed as a business community interwoven with retail channels and advertising models.

MaxPlanet looked closely at developing a simplistic interface and Streaming Media for MaximAuction.com. MaxPlanet believes that the MaximAuction.com business model will offer something to the entire Internet community. MaxPlanet seeks to provide a platform where Internet Users develop a chunk of Virtual real estate, integrate Audio, Video and off line communities into MaximAuction.com's community all the while building User confidence by allowing User autonomy. Furthermore, MaxPlanet examined the sales philosophy and data from the Television / Cable industries and concluded that one of the primary desires of Y2K Internet Users, auctioneers, inventory distributors and product dealers is autonomy. In conjunction with OpenSites technology, MaximAuction.com's tools will search across merchandise and offer the User a multi-offering depending upon the User desires. This tiered system will provide a User preference database, which will focus a greater percentage of leads to clients, thereby increasing an item's brand awareness and sales. As MaximAuction.com's system learns the Users' preferences and the merchandise available for the channel, MaxPlanet's Entertainment Division will simultaneously offer E-mercials of the Users preferences onto the visitors' channel. Additionally, MaximAuction.com will be offering Users E-mercials, text, and animated ads (MAX!) to all segments of the Internet community.

With the opportunity to set their own prices on popular, brand name products with the convenience of shopping 24 hours a day, seven days a week and the element of an audio / video experience combined with an ever-changing merchandise mix, entices Users / customers to participate in the auctions. MaxPlanet is planning to employ merchandising techniques to manage the auction process, which allows MaxPlanet to maximize revenues on products put into auction. MaximAuction.com's auction management methodology capitalizes on MaxPlanet's direct marketing and merchandising experience help predict the level of customer traffic to the Website, the appropriate product mix of each auction and the ultimate price realized on each product. MaxPlanet is designing its online auctions to offer the customer an experience to encourage repeat visits by customers and potential customers. MaxPlanet believes it may offer an experience to its customers through an entertaining and fast auction process, tight control of the order process and customer support. In addition, MaximAuction.com has established multiple channels for communicating with customers before and after the sale, including telephone, e-mail and online support. MaxPlanet will also be incorporating other features to encourage repeat visits, including a personalized page with a User's bidding history.

In the electronic commerce industry, a strong brand is critical to creating a high level of vendor awareness and attracting customer traffic. Accordingly, MaxPlanet's strategy is to aggressively increase its visibility and brand recognition through a variety of marketing and promotional efforts. Specifically, MaxPlanet intends to increase points of access by establishing advertising relationships with other online companies similar to DoubleClick
(DCLK), NetGravity, 24/7 (TFSM), FlyCast (FCST), America Online, Inc. (AOL), CNET, Inc. (CNET) and Wired Digital, Inc.

MaxPlanet plans to obtain merchandise directly and indirectly from computer and consumer electronics manufacturers and through other vendors, such as retailers, distributors and other various companies. Additionally, MaxPlanet will be offering businesses an exclusive 'Premier Vendor' presence on MaximAuction.com, with each auction channel listing representing annual advertising and sales revenue to MaxPlanet.

JEWELRY ONLINE: LUXR, LTD., LUXR.COM. MaxPlanet, Corp. created www.LUXR.com and signed an exclusive marketing agreement with New York based LUXR, Ltd., a designer, importer, and distributor of fine jewelry, watches, and estate-jewelry. LUXR, Ltd. and its products will be featured as a 'Premier Vendor' on MaximAuction.com's Jewelry Channel.

Though relatively small, jewelry is considered one of the Internets fast-growing retail categories. Online jewelry sales came to $38 million in 1998 and should reach $56 million in 1999. Tiny compared with annual jewelry sales of some $35 billion, but online business is building rapidly, and online jewelry sales are predicted to soar 250% to at least $140 million by 2001 according to Forrester Research, Inc.

Therefore, in addition to signing a marketing contract with LUXR Ltd., to create www.LUXR.com and market LUXR's products online, MaxPlanet acquired 5% of LUXR, Ltd. as part of a $140,000.00 loan to LUXR, Ltd. on November 12, 1998.

Furthermore, MaxPlanet, Corp., through its board of directors, decided on April 29, 1999 to acquire an additional 25% of LUXR, Ltd. by converting the amount owed to MaxPlanet, Corp. on the promissory note. Through this conversion of the promissory note MaxPlanet acquired an additional 25% and increased its holdings in LUXR, Ltd. to thirty percent (30%).

DIGITAL ENCODING, ACQUIRING AUDIO / VIDEO CONTENT, DVD AUTHORING, CONVERSION FOR FILM STUDIOS, CONTENT MODULES FOR VIDEO ON DEMAND (VOD) SERVERS. MaxPlanet, Corp. is seeking to become an aggregator of streaming audio and video programming including non-exclusive digital rights to feature length movies.

Once acquired, MaxPlanet is planning to offer a library of digital feature films to its Users, thereby, creating additional services, marketing and advertising opportunities while also expanding the audio and video content available throughout MaxPlanet.com's network. Presently, MaxPlanet, Corp.'s MaxPlanet Radio (MPR) http://www.maxplanet.com/mpr2/ operates audio / video content on the Internet for the listening of music and viewing videos. Additionally, MaxPlanet is seeking to become an aggregator of streaming audio, video programming and is planning to add: (1) acquiring content (2) DVD authoring and conversion for outside film studios, (3) providing content modules for Video on Demand (VOD) servers, and (4) Wireless Application Protocol (WAP) for PDA's and the Digital wireless network to its business divisions.

These additional levels of content potentially translates to more Users, visitors, increased Ad sales, sponsorships, affiliate programs and increased www.MaxPlanet.com brand awareness.

MaxPlanet's plans include penetrating the U.S. market through increased advertising, Internet integration, marketing and a focused sales effort. By offering products and services that incorporate the encoding, publishing, distribution and management of digital media, MaxPlanet plans to enter the streaming media industry in digitizing and optimizing audio and video content for the Internet. MaxPlanet plans to offer a variety of digital media-on-demand applications including online music distribution, distance learning, marketing communications, training, rich media advertising and promotions, digital archiving and video promotion.

MaxPlanet views these moves as bringing additional Internet-related services to the digital encoding marketplace. MaxPlanet believes that its base business will continue to operate and grow autonomously, while the additional plans bring innovative technology and resources to expand MaxPlanet's business into new areas.

MaxPlanet believes that it remains uniquely positioned as an Internet incubator, representing a fresh innovative opportunity to experience and utilize a wide range of Internet properties and services through a new brand, MaxPlanet. In this way, MaxPlanet - MXNT reflects and relies on the health of the Internet marketplace. As long as the Internet industry remains strong, MaxPlanet, Corp. expects its value to continue growing as the Company brings new Internet companies and properties into its MaxPlanet.com orbit.

                                  RISK FACTORS

MaxPlanet is seeking to increase its sales by soliciting prospective acquisitions, new business customers, generate increased sales from existing customers (including increases in the number of Internet sites serviced), promoting its Internet customer service capabilities to third party companies and acquiring businesses. No assurances can be given that MaxPlanet will be able to replace sales losses from its sites or acquire businesses with sufficient revenues to sustain MaxPlanet's growth. The inability of MaxPlanet to replace or offset such lost sales and acquire businesses will have a material adverse effect on MaxPlanet's results of operations. (SEE "DESCRIPTION OF BUSINESS ," and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.") DEPENDENCE ON FEW MAJOR SUBSIDIARIES; For the nine months ended March 31, 1999, substantially all of MaxPlanet's revenues were derived from Valentino Salotti, Inc., a 90% owned venture by MaxPlanet. In fiscal 1999, MaxPlanet recognized revenue of approximately $149,681 as a result of the acquisition of Valentino Salotti, Inc. (See "DESCRIPTION OF BUSINESS; FURNITURE ON THE INTERNET:VALENTINO SALOTTI, INC., CUSTOMLIVING.COM.")

LIMITED OPERATING HISTORY. MaxPlanet opened MaxPlanet.com in December 1998, Mundomaximo.com in January 1999 and began conducting business on the Internet. Beginning in 1998, MaxPlanet funded certain startup and development activities. Accordingly, there is an extremely limited operating history upon which to base an evaluation of MaxPlanet and its business and prospects. MaxPlanet's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as electronic commerce. Such risks for MaxPlanet include: an evolving and unpredictable business model; management of growth; MaxPlanet's ability to anticipate and adapt to a developing market; acceptance by customers of MaxPlanet's Internet products, services, music genres, auctions and excess merchandise sold at such auctions; dependence upon the level of traffic activity; development of equal or superior Internet products and services by competitors; dependence on vendors for merchandise; dependence for certain services; and the ability to identify, attract, retain and motivate qualified personnel. To address these risks, MaxPlanet must, among other things, continue to expand its vendor channels and buyer resources, increase traffic to its Websites, maintain its customer base and attract significant numbers of new customers, respond to competitive developments, implement and execute successfully its business strategy and continue to develop and upgrade its technologies and customer services. There can be no assurance that MaxPlanet will be successful in addressing these risks. In addition, MaxPlanet's limited operating history prevents the use of detailed period- to-period comparisons of its financial results.

In 1999, MaxPlanet began utilizing music-related products on its Internet sites. Accordingly, MaxPlanet has only a very limited operating history on which to base an evaluation of its business and prospects. For the year end March 31, 1999, approximately 0.0% of MaxPlanet's net revenues were derived from music related products and operations. Following MaxPlanet's Internet creations of MaximMusic.com, MaxPlanet Radio (MPR) and MaxPlanet Radio, Corp. it is expected that approximately 20% to 30% of MaxPlanet's future revenues may be derived from the wholesale distribution of pre-recorded music, MaxPlanet Radio (MPR) for digitally downloaded music, advertising and product sales. (See "DESCRIPTION OF BUSINESS; MAXIMMUSIC.COM, MUSIC - AUDIO / VIDEO ONLINE: MAXPLANET RADIO (MPR), MAXPLANET RADIO, CORP., AND DIGITAL ENCODING, ACQUIRING AUDIO / VIDEO CONTENT, DVD AUTHORING, CONVERSION FOR FILM STUDIOS, CONTENT MODULES FOR VIDEO ON DEMAND
(VOD) SERVERS.)

Although MaxPlanet, Corp., Valentino Salotti, Inc., Trident Recovery Sources, Inc., Maxim Auction, Inc. MaxPlanet Radio, Corp. and Mundo Maximo, Corp. are new companies, and its management is motivated and experienced in many different fields of business, MaxPlanet's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online auctions, music online and E-commerce. Such risks include, but are not limited to, possible inability to respond promptly to changes in a rapidly evolving and unpredictable business environment and the risk of inability to manage growth. Development and sales of MaxPlanet's enhanced musical compositions must compete with numerous artists and products. Future revenues and profits are highly dependent on various factors, including, but not limited to, the successful enhancement and distribution of MaxPlanet's products and successful implementation of its planned marketing strategies. In addition, continued representation of products, services, artists and production of their products is subject to public popularity trends and the continued appeal of the artists and their products. To address these risks, MaxPlanet must, among other things, expand its customer base, successfully implement its business and marketing strategies, continue to develop its websites and transaction-processing systems, provide superior customer service, respond to competitive developments, and attract and retain qualified personnel. If MaxPlanet is not successful in addressing such risks, its profitability could be adversely affected.

SALES SUBJECT TO SIGNIFICANT FLUCTUATIONS. MaxPlanet's products are entertainment /information / E-commerce-related. The sales of entertainment-related products are subject to various factors including, without limitation, the popularity of the brands, the types of sites and links, genres of music and recording artists, information resources and advertising budget constraints. Such popularity may fluctuate greatly and irregularly, and thus affect the sales of products and advertising revenues featuring certain brands, artists, and types of music and furniture. To address these risks, MaxPlanet must, among other things, expand its customer base, successfully implement its business, advertising and marketing strategies, continue to develop its websites and transaction-processing systems, provide superior customer service, respond to competitive developments and changing or emerging trends in the entertainment, information and music industry, and attract and retain qualified personnel. There can be no assurance that prevailing popular preferences for certain brands, artists and types of entertainment will remain relatively constant or not fluctuate significantly, that MaxPlanet can identify and respond to and capitalize on changing or emerging Internet industry trends, or that sales of MaxPlanet's products would not be adversely affected by such trends and its failure to adequately respond thereto. (See "DESCRIPTION OF BUSINESS.")

LIMITED EXPERIENCE AS A WHOLESALE OR RETAIL DISTRIBUTOR OF MUSIC PRODUCTS. Prior to the creation of the domain MaximMusic.com in November 1998, current management of MaxPlanet had no experience in the sale and distribution of recorded music. However, following the venture to form MaxPlanet Radio (MPR) and MaxPlanet Radio, Corp., MaxPlanet gained substantial knowledge and experience in the sale and distribution of pre-recorded music. No assurances can be given, however, that the inexperience of management of MaxPlanet in such business would not have a material adverse effect on the operations of MaxPlanet and MaxPlanet Radio, Corp.

CONTINUED OPERATING LOSSES. Since inception, MaxPlanet has incurred significant losses, and as of March 31, 1999 had an accumulated deficit. MaxPlanet intends to invest significant funds in website development and technology, acquisitions, and the development of traditional methods of advertising and distributing its products. There can be no assurance that MaxPlanet will be able to generate sufficient revenues from its operations or its websites to achieve or sustain profitability in the future. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".)

DEPENDENCE ON AFFILIATES AND DISTRIBUTORS. With the exception of sales generated through advertising, MaxPlanet expects that a material portion of its sales will continue to be made through affiliated and unaffiliated distributors. If MaxPlanet is not successful in signing distribution agreements with affiliates and distributors, its ability to sell its products may be materially adversely affected. In addition, affiliates and distributors generally offer products of several different companies, including products that may compete with MaxPlanet's products. Typically, agreements with affiliates and distributors are terminable at will and the termination of any affiliate's and distributor's relationship with MaxPlanet may have a material adverse effect on any future results of operations. In accordance with industry practice, MaxPlanet's music products are to be sold on a return basis estimated to be approximately 25% of sales and MaxPlanet intends to establish reserves for returns of finished products in accordance with such industry standards. With the sale of finished products, and any increase in returns, however, MaxPlanet's reserves could prove to be inadequate which could adversely affect MaxPlanet's results of operations as well as profits. Moreover, there can be no assurance that MaxPlanet will be able to generate sufficient revenues from successful products and music releases to cover the costs of unsuccessful products and music releases.

RECORDING MASTERS NOT INSURED. MaxPlanet is planning to be engaged in the audio and video digitizing, downloading and recording industry and will be highly dependent upon its access to libraries of music recording masters for its business. Presently, MaxPlanet does not have an insurance policy covering casualties to libraries of music recording masters but will obtain insurance for them once they are purchased. However, there can be no assurance that such insurance will be obtained, can be maintained at an acceptable cost to MaxPlanet, or will cover all casualties to which the libraries of music recording masters might be subject.

POTENTIAL FOR INTERNET DISTRIBUTION OF MAXPLANET'S PRODUCTS. In connection with securing the distribution of its products and the products of others currently sold through its Internet sites and subsidiaries, MaxPlanet has expended, and will continue to expend capital resources to upgrade MaxPlanet's Internet websites to market and distribute its products over the Internet and by making its furniture, music and auction items available for sale and downloading to wholesale consumers, in a variety of compositions. MaxPlanet has completed the first stage of the development of its Internet websites, and is expected to complete the design and development of its sites and have its websites available for full commercial use by approximately the fourth quarter of fiscal 1999. No assurances can be made however, that MaxPlanet will complete the enhancement of its web sites or that such sites will be fully functional in fiscal 1999. The failure of MaxPlanet's websites to be fully functional and permit the marketing, ordering, and sale of MaxPlanet's products on a wholesale and retail basis over the Internet may substantially and adversely affect MaxPlanet's future business prospects and its ability to expand and compete with other larger corporations, several of which have significantly greater resources which currently sell, market and distribute similar products to consumers over the Internet. The online E-commerce market is new, rapidly evolving and intensely competitive, and MaxPlanet expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new web sites at a relatively low cost. MaxPlanet competes and intends to compete with a variety of companies, including (i) online vendors of furniture, auctions, information/directories, food, vitamins & supplements, music, music videos and other entertainment related products, (ii) online vendors of CD's, dvd's, video movies, books and other related products, (iii) online service providers which offer MP3 music products directly to or in cooperation with other retailers, (iv) other retailers that offer music products, including mass merchandisers, superstores and consumer electronic stores; and (v) non-store retailers such as music clubs. Many of these traditional retailers also support dedicated websites, which would compete directly with MaxPlanet.

DEPENDENCE ON SUPPLIERS, MANUFACTURERS, AND RAW MATERIALS. With the exception of those products manufactured and sold by MaxPlanet's Valentino Salotti, Inc. - CustomLiving.com subsidiary, substantially many of MaxPlanet's products are outsourced. MaxPlanet has identified several furniture manufacturers located in the Far East, United States and Canada that are capable of reproducing Valentino Salotti's products at a reasonable cost, but has not entered into any other production contracts. In regard to MaxPlanet's web development skills, the ability to employ qualified personnel may pose a substantial problem, however, MaxPlanet has identified several web development sources located in the United States and Canada that are capable of creating and producing MaxPlanet's products at a reasonable cost, but has not entered into any definitive development contracts. MaxPlanet's music business is, however, dependent on certain raw materials in the form of blank compact diskettes, on which MaxPlanet encodes its master recordings for sale to consumers and end users. Any increase in the price of blank compact diskettes, or the unavailability of blank compact diskettes in the marketplace may have a significant adverse impact on the resale price of some of MaxPlanet's products, revenue, gross profit margins, and the demand for some of MaxPlanet's products. The loss of any one or more of MaxPlanet's suppliers and Internet developers could have an adverse impact on its ability to deliver a variety of salable products to its customers.

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL. MaxPlanet is dependent upon several of its management and key personnel, including engineers, technicians, marketing and management personnel. MaxPlanet is particularly dependent on the continued services of its officers and directors, including Henry Val, its Chief Executive Officer and Director, Isaak Val, its President, Treasurer, Director and President of the subsidiary Valentino Salotti, Israel Goldreich, its Vice President, Secretary, Director and acting Chief Operating Officer. MaxPlanet has entered into employment agreements with Henry Val and Israel Goldreich. Furthermore, in connection with the employment of Messrs. H. Val and Goldreich, MaxPlanet has obtained "key man" life insurance with respect to these individuals.

SIGNIFICANT CONTRACTUAL OBLIGATIONS TO CERTAIN MEMBERS OF MANAGEMENT. MaxPlanet has entered into agreements with two principal executive officers which provide for them to receive a percentage of any capital raised by MaxPlanet, the value of any acquisition by MaxPlanet, and MaxPlanet's pre-tax profits. Furthermore, MaxPlanet has also entered into employment agreements with Henry Val and Israel Goldreich. Additionally, MaxPlanet has entered into definitive option agreements with its principal executive officers.

COMPETITIVE BUSINESS CONDITIONS. In all lines of its business MaxPlanet faces intense competition ranging from small regional businesses to large international companies. MaxPlanet's ability to succeed in the future and to meet future competition in the pursuit of satisfying the public's tastes will depend on its ability to attract new brands, acquire new internet sites and content, talented artists or persons or companies who control existing valuable libraries of master recordings as well as the appeal of compositions in its existing library. There can be no assurance that MaxPlanet will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may also increase the competitive pressures on MaxPlanet. The creation and distribution of products over the Internet is highly competitive and MaxPlanet has a substantial number of direct competitors, including large companies with substantially greater financial and marketing resources. Although MaxPlanet believes that its brand MaxPlanet is new and unique, no assurance can be given that competitors possessing greater financial resources and established distribution facilities will not be able to develop products which directly compete with MaxPlanet's products and offered them at substantially lower prices than those available from MaxPlanet. The music production, encoding, digitizing, download and distribution business is also highly price sensitive with a limited number of larger companies accounting for a large percentage of the industry's annual sales. These companies are significantly larger, have greater financial resources and have larger technical and creative staffs than MaxPlanet.

SEASONALITY. MaxPlanet's results of operations and those of its Valentino Salotti subsidiary are subject to seasonal variations and by the timing of many of the holidays. In regard to other product distribution and in accordance with industry practice, MaxPlanet records revenues for sales of music products, except those related to telemarketing C.O.D. transactions, when such products are shipped to retailers. Companies in this field usually experience a decline in revenues and net income in January and February, due in significant part to retailers having purchased products prior to December in anticipation of holiday sales. If planned releases are delayed beyond the peak holiday season, MaxPlanet's operating results could be materially adversely affected. MaxPlanet believes that period-to-period comparisons of historical results are not necessarily meaningful and should not be relied upon as an indication of future results. MaxPlanet's results of operations in future periods may not meet the expectations of securities analysts and investors, in which case the price of MaxPlanet's Common Stock would likely be materially adversely affected.

COPYRIGHT AND TRADEMARK PROTECTION. MaxPlanet's success will depend in substantial part on its ability to obtain and maintain copyright or trademark protection for its brand, products and music compositions in order to preserve the value of its recordings library; and to generate revenues from operations without infringing on the proprietary rights of third parties. MaxPlanet is currently not the subject of any action regarding the ownership or the right to market, reproduce and distribute any of its recordings. In certain instances, MaxPlanet's rights to its recordings are not exclusive, and MaxPlanet is engaged in licensing activities involving both the acquisition of rights to certain master recordings and compositions for its own projects, and the granting of sub-licenses or rights to third parties concerning the use of MaxPlanet's master recordings. The availability on acceptable terms of such cross-licensing arrangements is generally made possible by existing industry practice based on reciprocity. Should such industry practices change, there is no assurance that MaxPlanet will be able to obtain licenses from third parties on terms satisfactory to MaxPlanet or at all, and MaxPlanet's business, particularly with respect to compilation products, could be materially adversely affected.

MaxPlanet has applied for either copyright / trademark / patent protection for MaxPlanet, WebPhoneBook, CustomLiving, MAX!, "The First Internet Ambassador," and has applied for copyright / trademark protection of MaxPlanet in Japan. Although MaxPlanet holds or has the exclusive and non-exclusive use of various trademarks and copyrights associated with its brand MaxPlanet, CustomLiving, MundoMaximo and other properties, even with such protection there is no assurance that unauthorized use will not occur. In regard to MaxPlanet's music recordings it does not intend to do so because it believes that patents would not offer significant protection. MaxPlanet will be operating in an industry in which revenues are often adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy", and by home taping and or downloading for personal use. In addition, in the event that another party infringes on any copyright or trademark covering MaxPlanet's products, the enforcement of such rights is at the option of MaxPlanet. Also, other parties may be issued copyrights or trademarks that may prevent the sale of MaxPlanet's products or require licenses and the payment of royalties by MaxPlanet.

DISPUTED INTELLECTUAL PROPERTY RIGHTS. MaxPlanet may receive notices from a limited number of third parties claiming an ownership interest in certain master music recordings published or purchased by MaxPlanet and sold through its affiliates or distributors, demanding, among other things, that MaxPlanet immediately cease distributing these master recordings, or in the alternative, demanding that MaxPlanet pay them royalties. MaxPlanet is prepared to respond by providing these entities with information regarding the chain of title to these recordings, and may suspend the future release of recordings until the matters are resolved. There can be no assurance that these type of matters will be resolved to MaxPlanet's satisfaction or that additional claims will not be brought against MaxPlanet in the future by other third parties, or that any such claims will not be successful. If such a claim were successful, MaxPlanet's business could be materially adversely affected. In addition to any potential monetary liability for damages, MaxPlanet would be required to obtain a license in order to continue to market the music compositions in question or could be enjoined from enhancing or selling such compositions if such a license were not made available on acceptable terms. Further, if MaxPlanet should become involved in litigation, it could require significant financial and management resources of MaxPlanet. No assurances can be given that MaxPlanet's right to use any and or all of a cataloges master recordings, will not be subject to dispute which may result in the delay or the inability to use or exploit any particular master recording or require that MaxPlanet pay royalties which may not be available or affordable by MaxPlanet.

MaxPlanet will begin reserving and placing into escrow 5% of all sales derived once it purchases its master recordings. MaxPlanet intends on a periodic basis to review whether such 5% reserve is sufficient and may, based upon such periodic reviews, increase or decrease such amount based upon the dollar amount of claims it receives resulting from its master recordings. As of September 1999 because MaxPlanet had not generated a minimum of $100,000 of net sales from any sales of master recordings, no funds were reserved and escrowed relating to sales of master recordings. No assurances can be given that such 5% reserve amount will be sufficient to offset any claims made against MaxPlanet based upon its master recordings. Should MaxPlanet not prevail in any dispute concerning the right to publish and distribute any master recording that may be subject to dispute, MaxPlanet, its business and business prospects may be adversely and materially affected, and in certain cases, MaxPlanet may not be able to license, nor be able to afford to license these master recordings. In addition to these potential claims, MaxPlanet may be subject to claims for indemnification or contribution from its distributors. Should MaxPlanet not prevail in any such action, or be forced to pay a royalty to any of these third parties, any reserves established by MaxPlanet in the future may prove to be wholly insufficient, and MaxPlanet, its business and business prospects may be materially and adversely affected. Moreover, if MaxPlanet were required to notify its distributors to cease distributing any of MaxPlanet's products, or to escrow revenues from the sale of MaxPlanet's products because the right to sell or exploit these products is contested, MaxPlanet's relationship with its distributors may be adversely affected.

The market for MaxPlanet's products and services is characterized by rapidly changing technology, changing customer needs, and frequent new product introductions and evolving industry standards that may render existing products and services obsolete. The life cycles of MaxPlanet's products are difficult to estimate. MaxPlanet's growth and future financial performance will depend upon its ability to enhance its existing products and to introduce new products on a timely and cost-effective basis and that meet dynamic customer requirements. There can be no assurance that MaxPlanet will be successful in developing new products or enhancing its existing products or that such new or enhanced products will receive market acceptance or be delivered timely to the market. MaxPlanet has experienced product development delays in the past and may experience delays in the future.

INSURANCE. MaxPlanet, Corp. maintains Worker's Compensation, Commercial Property, Commercial General Liability, and is in the process of securing additional insurance in regard to Directors and Officers Insurance. MaxPlanet, Corp. utilizes the services of Barry M. Bloom Associates of New Jersey for all of its Insurance needs.

YEAR 2000 ISSUES. Many existing computer programs use only two digits to identify a year in the date field, with the result that data referring to Year 2000 and subsequent years may be misinterpreted by these programs. If present in the computer applications of MaxPlanet, or its suppliers and customers, and not corrected, this problem could cause computer applications to fail or create erroneous results. This could cause a disruption in operations and have a short-term adverse effect on MaxPlanet's business and results of operations. Using internal staff and outside consultants, MaxPlanet is actively addressing this situation and anticipates that it will not experience a material adverse impact to its operations, liquidity or financial condition related to systems under its control. Also, MaxPlanet is taking the necessary steps to provide itself with reasonable assurance that its service providers, suppliers, customers and financial institutions are Year 2000 compliant. This process is approximately 95% complete. The total cost to achieve Year 2000 compliance is estimated at $250,000. The majority of this amount has already been expended, primarily in the first and second fiscal quarters of 1999. MaxPlanet is developing contingency plans to identify and mitigate potential problems and disruptions to the Company's operations arising from the Year 2000 issue. This process is expected to be completed by November 1999. While MaxPlanet believes that its own internal assessment and planning efforts with respect to its external service providers, suppliers, customers and financial institutions are and will be adequate to address its Year 2000 concerns, there can be no assurance that these efforts will be successful or will not have a material adverse effect on MaxPlanet's operations.

GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES. MaxPlanet is subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable to access to the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The enactment of any additional laws or regulations may impede the growth of the Internet which could, in turn, decrease the demand for MaxPlanet's products and services and increase MaxPlanet's cost of doing business, or otherwise have an adverse effect on MaxPlanet. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and could expose MaxPlanet to substantial liability. The laws of certain foreign countries provide the owner of copyrighted products with the exclusive right to expose, through sound and video samples, copyrighted items for sale to the public and the right to distribute such products. Any new legislation or regulation, or the application of existing laws and regulations to the Internet could have a material adverse effect on MaxPlanet.

POSSIBLE VOLATILITY OF STOCK PRICE. There may be significant volatility in the market price of MaxPlanet's Common Stock. Quarterly operating results of MaxPlanet, deviations in results of operations from estimates of securities analysts, changes in general conditions in the economy or the Internet services industry or other developments affecting MaxPlanet, or its competitors, could cause the market price of MaxPlanet's Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and have often been unrelated to the operating performance of these companies. Any such fluctuations that occur may adversely affect the market price of MaxPlanet's Common Stock. The market price of MaxPlanet's Common Stock could also be adversely affected by critical or negative statements or reports by brokerage firms, industry and/or financial analysts and/or industry periodicals concerning MaxPlanet, its products, or by the advertising or marketing efforts of competitors, or other factors that could affect consumer perception.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS. A number of statements contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. These risks and uncertainties include, but are not limited to: MaxPlanet's vulnerability to rapid industry change, technical obsolescence, limited customer base and reliance on a relatively small number of customers, the possible impact of competitive products and pricing, uncertainties in the duration of the life cycle of its products, manufacturing difficulties, dependence on key personnel, market acceptance, reliance on a limited number of outside vendors, potential difficulties managing growth, the ability to perform on existing and future agreements, the availability of financing, and other risks all, or any one of which may have a material adverse effect on MaxPlanet, its business, business prospects, and financial condition.

YEAR 2000 ISSUES

Many existing computer programs use only two digits to identify a year in the date field, with the result that data referring to the year 2000 and subsequent years may be misinterpreted by these programs. If present in the computer applications of MaxPlanet, or its suppliers and customers, and not corrected, this problem could cause computer applications to fail or create erroneous results. This could cause a disruption in operations and have a short-term adverse effect on MaxPlanet's business and results of operations. Using internal staff and outside consultants, MaxPlanet is actively addressing this situation and anticipates that it will not experience a material adverse impact to its operations, liquidity or financial condition related to systems under its control. In addition, the majority of the computer hardware is new. Also, MaxPlanet is taking the necessary steps to provide itself with reasonable assurance that its service providers, suppliers, customers and financial institutions are Year 2000 compliant. This process is approximately 95% complete. The total cost to achieve Year 2000 compliance is estimated at $250,000. The majority of this amount has already been expended, primarily in the first and second fiscal quarters of 1999. MaxPlanet is developing contingency plans to identify and mitigate potential problems and disruptions to MaxPlanet's operations arising from the Year 2000 issue. This process is expected to be completed by November 1999. While MaxPlanet believes that its own internal assessment and planning efforts with respect to its external service providers, suppliers, customers and financial institutions are and will be adequate to address its Year 2000 concerns, there can be no assurance that these efforts will be successful or will not have a material adverse effect on MaxPlanet's operations.

Year 2000 Readiness Statement

MaxPlanet, Corp. utilizes and has its computer servers collocated at Monmouth Internet, Corp. in New Jersey. Monmouth Internet has taken strong measures to assure those third-party products and software utilized within those products will be ready for the Year 2000. Monmouth Internet's Y2K initiative includes assessment and necessary corrective measures or replacement of systems affecting business operation and/or services rendered. "Systems" is defined as any hardware, firmware or software used by Monmouth Internet to support its function. Monmouth Internet's efforts to guarantee service uptime and redundancy and even the smallest issues are covered.

All of the hardware, software, and service vendors, which Monmouth Internet uses, have Y2K compliance statements available. By using these companies, MaxPlanet, Corp. believes that Monmouth Internet, Corp. is also Y2K compliant. See "Risk Factors."

Item 2. Management's Discussion and Analysis or Plan of Operation.

Results of Operations

The following discussion of the financial condition and results of operations of MaxPlanet should be read in conjunction with the consolidated financial statements and notes thereto. The results of operations for the three and six months ended September 30, 1999 are not necessarily indicative of the results for the entire fiscal year ending March 31, 2000.

Total Operating Revenues were $149,681 for the nine months ended March 31, 1999, as compared to $30,230 for the twelve months ended June 30, 1998. The increase from 1998 to 1999 of $119,451, or 395%, is due to the inclusion of the revenues from Valentino Salotti, which, was acquired in May 1998.

Revenues for the six months ended September 30, 1999 totaled $182,015 versus $77,345 for the six months ended September 30, 1998. The increase was principally due to an increase in the revenues from Internet advertising and services.

Cost of Sales increased to $138,775 for the nine months ended March 31, 1999, from $34,798 for the year ended June 30, 1998. The increase of $103,977 or 298% is due to the inclusion of cost of sales of Valentino Salotti, which was acquired in May 1998. Cost of goods sold for the six months ended September 30, 1999 were $89,190 versus $80,046 for the same period of the prior year. The increase was due to an increase of the sales of leather furniture by Valentino Salotti.

Selling, General & Administrative Expenses increased by $455,023 in 1999 over 1998. This increase is attributable to the inclusion of Valentino Salotti and its purchase of Virtual Financial Network.Com, Inc. on December 15, 1998. The increased items include payroll, payroll taxes, amortization, depreciation, rent and certain other administrative expenses. Expenses increased by $645,143 in the six-month period ended September 30, 1999 versus the same period in the prior year. This increase was principally due to an increase in MaxPlanet's Florida Internet developers payroll and associated taxes, amortization of goodwill and intangible property, depreciation, and other administrative expenses.

Other income and expenses increased by $135,995 in 1999 over 1998. This amount included a realized gain of $148,296 on sales of marketable securities and an increase of $19,306 of interest income offset by a decrease of $30,677 of unrealized gains on marketable securities. Other income decreased by $19,618 for the six months ended September 30, 1999 versus the six-month period ended September 30, 1998. This decrease is due to an unrealized loss on marketable securities partially offset by an increase in interest income.

                         LIQUIDITY AND CAPITAL RESOURCES

MaxPlanet's capital requirements have historically exceeded its cash flow from operations as MaxPlanet has been building its business. As a result, MaxPlanet has depended upon sales of its common stock and borrowings from third parties to finance its working capital requirements.

Cash and cash equivalents, and marketable securities increased by $880,816 to $953,490 at March 31, 1999 from $72,674 at June 30, 1998. This increase is due to the additional common stock issued by MaxPlanet during this period. Cash and cash equivalents decreased by $861,184 to $92,306 as of September 30, 1999. This decrease was due to operating expenses and additional investments that MaxPlanet made during the fiscal year.

In May 1998, MaxPlanet purchased all of the outstanding stock of Valentino Salotti, Inc. for 500,000 shares of common stock and $50,000 of working capital.

In June 1998 MaxPlanet acquired research information and business-plans for the Webphonebook/Portal - Community Internet project along with WebPhoneBook.com and 17 other Domain Names from Intrasoft, Ltd. The shareholders of Intrasoft, Ltd., received $70,000.

In June 1998, MaxPlanet acquired the domain names, business plan, and the content of OneClass.com and 1Class.com from Reich Brothers, Inc. The shareholders of Reich Brothers, Inc. received $6000.00, 25,000 shares of MaxPlanet common stock and an option to purchase 100,000 shares of MaxPlanet, Corp. common stock priced at $1.00 per share.

In December 1998, MaxPlanet purchased all of the outstanding stock of Virtual Financial Network.Com, Inc. (VFN.com) in exchange for 1,000,000 shares of common stock and $50,000 in operating capital.

In February of 1999, MaxPlanet acquired 100% of the outstanding stock of Trident Recovery Systems, Inc. for 500,000 shares of common stock.

In March of 1999, MaxPlanet acquired 100% of the outstanding stock of Ultra Web, Inc. for 100,000 shares of common stock.

MaxPlanet has commitments under leases covering its facilities in New Jersey and in Florida. Subsequently, MaxPlanet purchased its Florida facility in October of 1999. The minimum amounts of these lease payments are approximately $63,000 per year for each of the next four years. The Company has also leased a number of computer workstations for a period of three years.

The Company also has employment agreements with its Chief Executive Officer and Vice President through December 31, 2010. The agreements provide for minimum compensation and bonuses as determined by the Board of Directors.

MaxPlanet has no other significant commitments. The Company believes that its liquidity position is adequate to meet all current financial needs. It may be necessary for MaxPlanet to raise additional capital in the future to meet its future and projected financial needs.

MaxPlanet has examined the Year 2000 computer issue. This issue concerns computer hardware and software system's ability to recognize and process dates after December 31, 1999 properly and accurately. MaxPlanet has utilized purchased software that is Year 2000 compliant and does not expect Year 2000 issues to have a material impact on its business, operations or financial condition. This is a Year 2000 readiness disclosure entitled to protection as provided in the Year 2000 Information and Readiness Disclosure Act.

Item 3. Description of Property.

MaxPlanet's principal office, located at 4400 US Highway Route 9 South Suite 2800 Freehold, New Jersey 07728, is leased from the Freehold Executive Center for the sum of $3,827.81 per month for a term of five years.

MaxPlanet's subsidiary Valentino Salotti, Inc. currently occupies approximately 15,000 sq. ft. of warehouse/showroom space, subleased from Tradeway Upholstery, Inc. at 248 Flushing Avenue, Brooklyn, New York 11223 for a term of five years. MaxPlanet also owns approximately 6500 sq. ft. in South Florida where MaxPlanet operates its development and sales departments. The property is located at 14422 NW 7th Avenue, Miami, Florida 33168. MaxPlanet purchased its Florida facilities on October 19, 1999. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"). No assurances can be made that these shareholders or their relatives may not in the future demand increased rent from MaxPlanet in consideration for the use of these properties, or that MaxPlanet will not relocate its operations at substantial cost to the Company, if necessary, which may adversely affect MaxPlanet's financial condition and results of operations.

Item 4. Security Ownership of Certain beneficial Owners and Management.

The following table sets forth, as of the date hereof, information regarding ownership of the Company's Common Stock, by each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, by each director, by certain related shareholders, and by all executive officers and directors of the Company as a group. All persons named below have sole voting and investment power over their shares except as otherwise noted.

                              DIRECTOR STOCKHOLDERS

--------------------------------------------------------------------------------
                                                        Percent of Class
      Shares of Common Stock                            ----------------
        Beneficially Owned                                 As Adjusted
        ------------------                                 -----------
                                                     Minimum         Maximum
--------------------------------------------------------------------------------
 Name                       Actual                    Shares          Shares
 ----                       ------                    ------          ------
--------------------------------------------------------------------------------
Henry Val                 5,027,000*                  35.91%
--------------------------------------------------------------------------------
A & J Capital             1,796,000                   12.32%
--------------------------------------------------------------------------------
Isaak Val                   501,000                    3.57%
--------------------------------------------------------------------------------
Israel Goldreich            227,040**                  1.61%
--------------------------------------------------------------------------------
Directors Total           5,755,000                   41.09%
--------------------------------------------------------------------------------
* 5,000,000 are escrowed until MaxPlanet reaches sales of $1,000,000 or profit of $250,000 whichever comes first. MaxPlanet estimates that sales of $1,000,000 may be achieved within 12 months of this filing.

** 125,000 are shares owned by Reich Brothers, Inc.

The CEO, Henry Val is the son of the President, Isaak Val.

1,000,000 shares of MaxPlanet, Corp. common shares of MaxPlanet, Corp. were part of the acquisition of VFN.com (VFN.com, Inc.).

A & J Capital LTD., Inc. acquired 1,770,000 MaxPlanet, Corp. common shares as part of MaxPlanet's 504 offering. A & J Capital acquired an additional 1,000,000 MaxPlanet common shares as part of a conversion on an $800,000.00 promissory note.

A & J Capital agreed to the conversion of the lease on the property located at 14422 NW 7th Avenue, Miami, Florida 33168 to a purchase agreement for 500,000 MaxPlanet common shares on October 19, 1999. MaxPlanet, Corp. - MXNT has a total of 14,538,421 outstanding shares as of November 12, 1999.

Item 5. Directors, Executive Officers, Control Persons and Venture Capital Partners.

The officers and directors of the Company, and further information concerning them, as follows:

Names                         Age                     Position
--------------------------------------------------------------------------------
Henry Val                     38          CEO & Director
Isaak Val                     69          President & Director, President of
                                          Valentino Salotti, Inc.
Israel Goldreich              34          Vice President, Acting COO, Secretary
                                          & Director

Henry Val has been associated with MaxPlanet, Corp. since 1993. Except for certain periods of time in 1996 and 1997, Mr. Val served as a consultant to MaxPlanet. Since 1990 Mr. Henry Val was the Chief Executive Officer of the consulting company Alphamedia, Inc.

Israel Goldreich has been with MaxPlanet since March 25, 1998. Prior to joining MaxPlanet, Mr. Goldreich worked full time with the consulting company Reich Brothers, Inc. From 1992 through 1995 Mr. Goldreich attended the Massachusetts School of Law in Andover.

Isaak Val has been with MaxPlanet since his appointment on February 16, 1999. Mr. Isaak Val was appointed to be President of MaxPlanet on April 8, 1999. Isaak Val has been in the custom furniture design, production and sales industry for 49 years. Isaak Val founded Tradeway Upholstery, Inc. and Valentino Salotti, Inc. in Brooklyn, New York.

Item 6. Executive Compensation.

Since January 1, 1999 Henry Val and Israel Goldreich have received a salary of $1000.00 per week. In addition, MaxPlanet, Corp. reimburses Mr. Henry Val (HV) and Mr. Goldreich (IG) for business related expenses. Mr. Isaak Val (IV) receives compensation for his duties as President of MaxPlanet and for operating the subsidiary Valentino Salotti, Inc.

Salaries, Contracts of Officers - Employment Agreements.

As compensation for services rendered by Henry Val (HV), the Company provides HV a salary as follows: HV is paid a salary of $25,000.00 for the first six - months of employment beginning January 1, 1999. Beginning on June 1, 1999, HV is paid an annual salary of $125,000.00 with an annual increase during the following nine years of at least 10% per annum, each year. Said $125,000.00 annual compensation commenced on June 1, 1999. As compensation for services rendered by Israel Goldreich (IG), the Company provides IG a salary as follows:
IG is paid a salary of $25,000.00 for the first six - months of employment beginning January 1, 1999. Beginning on June 1, 1999, IG is paid an annual salary of $100,000.00 with an annual increase during the following nine years of at least 10% per annum, each year. Said $100,000.00 annual compensation commenced on June 1, 1999.

SIGNIFICANT CONTRACTUAL OBLIGATIONS TO HV AND IG AS MEMBERS OF MANAGEMENT. MaxPlanet entered into an employment agreement with HV as a principal executive officer to provide for HV to receive a percentage of any capital raised by MaxPlanet, the value of any acquisition by MaxPlanet, and MaxPlanet's pre-tax profits. The officer, Henry Val, the CEO and COB of the Company will receive:
(1) 2.5% of all pre-tax profits recorded by the Company in accordance with Generally Accepted Accounting Principles ("GAAP"); (2) the greater of (i) 2% of the value of any acquisition by MaxPlanet (as computed by the purchase price plus the value of any additional consideration paid in connection with such acquisition) or (ii) 2% of the revenue reported by the acquired party in its preceding fiscal year; and (3) 2.5% of any capital raised for MaxPlanet. In the case that any portion of such consideration shall consist of publicly held securities, the market price of these securities shall be used to determine value, and the value related to any option, warrant or right to purchase these securities shall be determined by the Black-Scholes Model. At HV's option, any compensation due under the foregoing provisions may be converted into MaxPlanet's Common Stock at a conversion price equal to the average closing bid price for the Common Stock 30 days prior to any such acquisition or capital funding. Under these agreements, in the event of a change of control the officers may resign and all amounts due and owing for the term of the agreements shall become due and payable. Mr. Val waived fifty percent of his 1999 salary in exchange for options to purchase 150,000 shares of Common Stock at $2.00 per share for three years.

In addition to the compensation provided hereof, HV shall receive bonuses in such amounts as the Board of Directors may from time to time designate as well as beginning 4/1/1999 through the term of this Agreement HV shall receive additional compensation in the form of Employee Stock Options which will be equal to the amount of 100,000 shares to be purchased (strike price) at the closing price as of March 31, of the appropriate year. HV also receives additional compensation in the event the Company has a profitable year in the form of Employee Stock Options which will be equal to amount of 200,000 shares to be purchased (strike price) at the closing price as of March 31, of the appropriate year, plus an additional 5% of the pre-tax profit amount of the Company for the appropriate year. HV shall have the option to accept the additional 5% profit compensation as Cash or Company's Stock or (Employee Stock Options that are equal to double amount of Cash compensation). The Company shall properly and timely register all of the shares underlying the Employee Stock Option Plan and additional compensation plans. Furthermore, HV participates in the Management Incentive Plan with his bonus being 5% of pre-tax profits. Nothing prohibits the Board of Directors from granting additional compensation to HV and his salary shall be reviewed annually by the Board concerning appropriate increases and/or grant appropriate bonuses for his contributions to the Company and he shall be included in any cash or stock bonus or stock plan heretofore or hereinafter adopted by the Company. Under no circumstances shall the compensation be reduced without HV's consent. The Company recognizes that HV may incur expenses from time to time for the Company's benefit and, in furtherance of the business of the Company, certain expenses, including, but not limited to, expenses for entertainment, travel and similar items, and upon presentation by HV of appropriate vouchers therefore, the Company agrees to pay, advance or reimburse HV for expenses reasonably incurred by HV for such business purposes.

Additionally, MaxPlanet has entered into an employment agreement with IG as a principal executive officer to provide for IG to receive a percentage of any capital raised by MaxPlanet, the value of any acquisition by MaxPlanet, and MaxPlanet's pre-tax profits. The officer, Israel Goldreich, the Vice President and Secretary of the Company will receive: (1) 2.5% of all pre-tax profits recorded by the Company in accordance with Generally Accepted Accounting Principles ("GAAP"); (2) the greater of (i) 2% of the value of any acquisition by MaxPlanet (as computed by the purchase price plus the value of any additional consideration paid in connection with such acquisition) or (ii) 2% of the revenue reported by the acquired party in its preceding fiscal year; and (3) 2.5% of any capital raised for MaxPlanet. In the case that any portion of such consideration shall consist of publicly held securities, the market price of these securities shall be used to determine value, and the value related to any option, warrant or right to purchase these securities shall be determined by the Black-Scholes Model. At IG's option, any compensation due under the foregoing provisions may be converted into MaxPlanet's Common Stock at a conversion price equal to the average closing bid price for the Common Stock 30 days prior to any such acquisition or capital funding. Under these agreements, in the event of a change of control the officers may resign and all amounts due and owing for the term of the agreements shall become due and payable. Mr. Goldreich waived fifty percent of his 1999 salary in exchange for options to purchase 150,000 shares of Common Stock at $2.00 per share for three years. In addition to the compensation provided, IG shall receive bonuses in such amounts as the Board of Directors may from time to time designate as well as beginning 4/1/1999 through the term of this Agreement IG shall receive additional compensation in the form of Employee Stock Options which will be equal to amount of 100,000 shares to be purchased (strike price) at the closing price as of March 31, of the appropriate year. IG shall also receive additional compensation in the event the Company has a profitable year in the form of Employee Stock Options which will be equal to the amount of 200,000 shares to be purchased (strike price) at the closing price as of March 31, of the appropriate year, plus an additional 5% of the pre-tax profit amount of the Company for the appropriate year. IG shall have the option to accept the additional 5% profit compensation as Cash or Company's Stock or (Employee Stock Options that are equal to double amount of Cash compensation). The Company shall properly and timely register all of the shares underlying the Employee Stock Option Plan and additional compensation plans.

IG shall participate in the Management Incentive Plan with his bonus being 5% of pre-tax profits. Nothing shall prohibit the Board of Directors from granting additional compensation to IG and his salary shall be reviewed annually by the Board concerning appropriate increases and/or grant appropriate bonuses for his contributions to the Company and he shall be included in any cash or stock bonus or stock plan heretofore or hereinafter adopted by the Company. Under no circumstances shall the compensation be reduced without IG's consent. The Company recognizes that IG may incur expenses from time to time for the Company's benefit and, in furtherance of the business of the Company, certain expenses, including, but not limited to, expenses for entertainment, travel and similar items, and upon presentation by IG of appropriate vouchers therefore, the Company agrees to pay, advance or reimburse IG for expenses reasonably incurred by IG for such business purposes.

SIGNIFICANT CONTRACTUAL OBLIGATIONS TO IG AND IV AS MEMBERS OF MANAGEMENT. Mr. Goldreich (IG) and Mr. I. Val (IV) have each been offered and accepted option agreements to purchase 500,000 shares of MaxPlanet Common shares priced at $1.50 a share. Furthermore, any and all of the options / shares are freely assignable and receive immediate demand registration rights upon MaxPlanet, Corp.'s filing a registration statement. The options / shares are to be registered at the first registration filing of MaxPlanet, Corp. and are to remain registered and in good-standing. In the event that demand registration is not accomplished within a reasonable time of (3) three business days, MaxPlanet, Corp. shall be responsible for any loss in value and legal fees. As a result of such provisions, MaxPlanet's results of operations could be adversely affected, and its amount of available cash could be diminished.

MaxPlanet generally grants stock options to employees and consultants with an exercise price not less than the fair market value at the date of grant. We account for stock option grants to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognize no compensation expense related to option grants. In cases where we grant options below the fair market value of the stock at the date of grant the difference between the strike price and the fair market value is treated as compensation expense and amortized over the vesting period of the option, if any. Stock options granted to consultants and others instead of cash compensation are recorded based upon management's estimate of fair value of the options or the related services provided and expensed over the vesting period, if any.

Item 7. Certain Relationships and Related Transactions.

MaxPlanet's subsidiary Valentino Salotti, Inc. currently occupies approximately 15,000 sq. ft. of warehouse/showroom space, subleased from Tradeway Upholstery, Inc. at 248 Flushing Avenue, Brooklyn, New York 11223 for a term of five years. MaxPlanet also purchased approximately 6500 sq. ft. in South Florida for the sum of 500,000 common shares of MaxPlanet, Corp. from A & J Capital, a principal shareholder of MaxPlanet, where MaxPlanet operates its development and technology departments. The property is located at 14422 NW 7th Avenue, Miami, Florida 33168.

Item 8. Description of Securities.

MaxPlanet is authorized to issue 50,000,000 shares of Common Stock par value $.0001 per share and 10,000,000 shares of Preferred Stock par value $.0001 per share. As of September 14, 1999 there were no preferred shares outstanding. Holders of Common Stock are entitled to dividends as and when declared by the Board of Directors from funds legally available therefore and, upon liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of all liabilities. Holders of Common Stock do not have preemptive rights and are entitled to one vote for each share of Common Stock held of record by them. The Common Stock is not redeemable and does not have any conversion rights. All of the outstanding shares of Common Stock are, and all of the shares issued in MaxPlanet's offerings will be fully paid and non-assessable. MaxPlanet intends to use any earnings, which it may generate to finance the growth of its business of the foreseeable future.

                                    Part II.

Item 1. Market Price of Securities; Dividends.

(a) Market for Shares.

MaxPlanet's shares have had a limited market in the Over The Counter Bulletin Board (OTC-BB), under the Trading Symbol MXNT. The following is a summary of the high and low bid for each quarter for the last three years:

Quarter Ending:                  High Bid:                         Low Bid:
--------------------------------------------------------------------------------
9/99                              2&7/8                            1&3/16
6/99                              8&3/8                            1&11/16
3/99                              3&1/2                              7/8

Quarter Ending:                  High Bid:                         Low Bid:
--------------------------------------------------------------------------------
12/98                             1&3/4                             13/32
 9/98                             4&1/2                              1/2
 6/98                             3&11/16                            1/4
 3/98                              5/8                               .01

Quarter Ending:                  High Bid:                         Low Bid:
--------------------------------------------------------------------------------
12/97                             1&3/4                             13/32
 9/97                             6&1/8                              1/2
 6/97                               1                                1/2
 3/97                             4&11/16                             1

(OTC-BB) quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

(b) Dividend Policy.

MaxPlanet does not expect to declare or pay any dividends in the foreseeable future, but instead intends to retain all earnings, if any, to expand MaxPlanet's operations. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon MaxPlanet's earnings, if any, its capital requirements and financial condition, and other relevant factors.

Item 2. Legal Proceedings.

Florida based Maxnet Holdings, Inc. filed a Federal Trademark Infringement lawsuit against MaxPlanet, Corp. (formerly Maxnet, Inc.) in July of 1998. Maxnet Holdings is requesting that MaxPlanet, Corp. change and refrain from using the Maxnet name. MaxPlanet has subsequently filed an amendment with the State of Delaware on July 27, 1999 changing its name to MaxPlanet, Corp.

MaxPlanet, Corp. complied with an order from the Securities and Exchange Commission in October 1998 directing a private investigation into questions relating to all offers and sales of securities and trading in securities that may involve possible violations of section 17(a) and (b) of the Securities and Exchange Act of 1933 and section 10(b) of the Securities and Exchange Act of 1934.

Item 3. Changes in and Disagreements with Accountants.

NONE

Item 4. Recent Sales of Unregistered Securities.

MaxPlanet has raised additional capital through an offering by private placement.

In a Disclosure Statement dated September 15, 1997, MaxPlanet undertook a private placement offering at $0.50 per share of common stock and raised $335,000.00 and issued 670,000 shares.

In a Disclosure Statement dated March 15, 1998, MaxPlanet undertook a private placement offering at $0.06 per share of common stock and raised $168,000.00 and issued 1,150,000 shares.

In a Disclosure Statement dated October 28, 1998, MaxPlanet undertook a private placement offering at $0.40 per share of common stock and raised $303,900.00 and issued 770,000 shares.

MaxPlanet continued with the private placement offering at $0.40 per share of common stock Disclosure Statement dated October 28, 1998 and raised an additional $428,900 and issued 1,082,500 shares.

MaxPlanet, Corp. - MXNT has a total of 14,538,421outstanding shares and 1216 shareholders of record as of November 12, 1999.

Additionally, the following table lists the (Restricted) shares issued in connection with acquisitions, purchases and conversions by MaxPlanet. (See "DESCRIPTION OF BUSINESS.")

Valentino Salotti, Inc. - 500,000
Reich Brothers, Inc. -     25,000
VFN.Com, Inc. -         1,000,000
Trident Recovery, Inc. -  500,000
UltraWeb, Inc. - Telephonebook.net - 100,000
A & J Capital LTD., Inc. - 1,500,000

Item 5. Indemnification of Directors and Officers.

Delaware law provides for full indemnification of officers and directors acting as such.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
MaxPlanet, Corp.

      We have audited the accompanying consolidated balance sheets of MaxPlanet, Corp. and Subsidiaries (the "Company") as of March 31, 1999 and June 30, 1998 and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for the nine months ended March 31, 1999 and the year ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MaxPlanet, Corp. and Subsidiaries as of March 31, 1999 and June 30, 1998, and the consolidated results of operations and their cash flows for the nine months ended March 31, 1999 and the year ended June 30, 1998 in conformity with generally accepted accounting principles.


/s/ Robert Rescigno, CPA

Robert Rescigno, CPA

3562 Centerview Avenue
Wantagh, NY  11793
November 4, 1999

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                             March 31,      June 30,
                                                               1999            1998
                                                            --------------------------
Current Assets
Cash and cash equivalents                                   $   953,490    $    72,674
Accounts receivable                                              85,332          7,550
Marketable securities, at market value                           89,582             --
Inventory - Precious Stones                                      24,183         25,188
          - Furniture                                           163,932        149,632
                                                            --------------------------
                        Total Current Assets                  1,316,519        255,044

Fixed assets, net of accumulated depreciation                    70,214         12,460

Other Noncurrent Assets
Intangible property, net of accumulated amortization          1,004,704         76,007
Collections receivable, net                                     875,000             --
Goodwill, net of accumulated amortization                       339,239        359,707
Loans & notes receivable                                        342,550         10,000
Software development, net of accumulated amortization            54,924             --
Security deposit                                                 13,030          1,000
                                                            --------------------------
                        Total Assets                        $ 4,016,180    $   714,218
                                                            ==========================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts payable and accrued expenses                       $    57,902    $    17,028
Loan payable                                                    100,000         10,000
Note payable (See note)                                         800,000             --
                                                            --------------------------
                        Total liabilities                       957,902         27,028

Stockholders' Equity
Common Stock, $.0001 par value, 50,000,000 authorized,
   12,988,421 and 9,060,921 shares issued and outstanding
   in 1999 and 1998, respectively                                 1,299            906
Preferred Stock, 10,000,000 authorized, 0 issued
   and outstanding, $.0001 par value
Additional paid-in-capital                                    3,688,973        970,781
Retained deficit                                               (601,317)      (284,497)
Accumulated other comprehensive income                          (30,677)            --
                                                            --------------------------
                        Total Stockholders' Equity            3,058,278        687,190
                                                            --------------------------

                                                            --------------------------
      Total Liabilities and Stockholders' Equity            $ 4,016,180    $   714,218
                                                            ==========================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FROMERLY MAXNET, INC.)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                    For the Nine Months Ended March 31, 1999
                          and Year Ended June 30, 1998

                                                  Nine months   Year ended
                                                 ended Mar. 31    Jun. 30
                                                 ------------------------
Net Sales                                          $ 149,681    $  30,230
Cost of sales                                        138,775       34,798
                                                 ------------------------
     Gross Profit                                     10,906       (4,568)

Selling, general & administrative expenses           463,721        8,698
                                                 ------------------------

Loss before provision for taxes on income           (452,815)     (13,266)

Realized gains on sales of marketable securities     148,296           --
Unrealized loss on marketable securities             (30,677)          --
Interest income                                       19,306           --
Provision for income taxes                              (930)          --

                                                 ------------------------
Net loss                                           ($316,820)   ($ 13,266)
                                                 ========================

                                                 ------------------------
Basic and diluted loss per common share            ($   0.03)         N/A
                                                 ========================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN STOCKHOLDER'S EQUITY

                                                                                                                 Accumulated
                                                                                       Additional                  Other
                                                                   Common Stock         Paid-In      Retained   Comprehensive
                                                                Shares       Amount     Capital      Earnings      Income
                                                             -------------------------------------------------------------
Balance, June 30, 1997                                        8,560,921     $  856    $  609,461    ($271,231)     $     0
Net income                                                                                            (13,266)
Issuance of common shares (Valentino Salotti acquisition)       500,000         50       361,320
                                                             -------------------------------------------------------------
Balance, June 30, 1998                                        9,060,921        906       970,781     (284,497)           0
Net income                                                                                           (316,820)
Issuance of common shares (stock sales and acquisitions)      3,927,500        393     2,718,192
Change in unrealized losses on marketable securities                                                               (30,677)
                                                             -------------------------------------------------------------
Balance, March 31, 1999                                      12,988,421     $1,299    $3,688,973    ($601,317)    ($30,677)
                                                             =============================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FROMERLY MAXNET, INC.)
            CONSOLIDATED STATEMENT OF CASH FLOWS For the Nine Months
                              Ended March 31, 1999
                          and Year Ended June 30, 1998

Cash flows from operating activities:                            1999           1998
                                                             --------------------------
  Net loss                                                   ($  316,820)   ($   13,266)
     Adjustments to reconcile net loss to net cash used in
       operating activities:
       Depreciation                                                7,458          1,037
       Amortization                                               95,387          1,613
       Unrealized loss from marketable securities                 30,677             --
     Changes in operating assets and liabilities:
      (Increase) decrease in:
       Inventories                                               (13,295)       (25,188)
       Software development                                      (60,000)            --
       Accounts receivable                                       (77,782)        (7,550)
       Security deposits                                         (12,030)        (1,000)
      Increase in:
       Accounts payable                                           40,874         17,028
                                                             --------------------------
          Net cash used in operating activities                 (305,531)       (27,326)
                                                             --------------------------

Cash flows from investing activities:
     Loans receivable                                           (332,550)            --
     Purchases of marketable securities                         (241,439)            --
     Proceeds from sales of marketable securities                 68,667             --
     Purchases of property and equipment                         (65,479)            --
                                                             --------------------------
          Net cash used in investing activities                 (570,801)            --
                                                             --------------------------

Cash flows from financing activities:
     Net proceeds from issuance of stock                         867,148             --
     Net proceeds from loans payable                             890,000        100,000
                                                             --------------------------
          Net cash provided by financing activities            1,757,148        100,000
                                                             --------------------------

Net increase in cash and cash equivalents                        880,816         72,674

Cash and cash equivalents, beginning of period                    72,674             --
                                                             --------------------------

Cash and cash equivalents, end of period                      $  953,490     $   72,674
                                                             ==========================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - COMPANY BACKGROUND AND SUMMARY

Organization and Description of Business

      Presently, MaxPlanet, Corp. is an integrated Internet Development Company focused on creating and expanding strategic alliances for its comprehensive network of consumer and business oriented websites on its Internet sites and www.MaxPlanet.com and www.MundoMaximo.com. Through its 90% owned subsidiary, Valentino Salotti, Inc., MaxPlanet wholesales and retails a line of custom leather furniture. Furthermore, through its wholly owned subsidiary Trident Recovery Systems, Inc., MaxPlanet offers debt collection services and also answers Users inquiries on MaxPlanet's MaxLawyer.com over the Internet. Additionally, MaxPlanet owns a wholly owned subsidiary Maxim Auction, Inc. and operates an auction Internet site www.MaximAuction.com where MaxPlanet plans to offer for sale new merchandise, excess merchandise, closeout and refurbished products to Internet Users, consumers and small to medium-sized businesses.

      MaxPlanet, Corp. formerly Maxnet, Inc., Concord International Group, Inc., and Robotic Systems and Technology, Inc. ("MaxPlanet") became a public company in 1983 when its Registration Statement on Form S-18 was declared effective by the Securities and Exchange Commission and the offering of its securities was thereafter consummated. From approximately 1984 through November 1993, MaxPlanet was a non-operational company. From 1994 until December 31, 1997 MaxPlanet made several acquisitions which were either unsuccessful ventures or rescinded. MaxPlanet, Corp. filed an amendment with the State of Delaware on July 27, 1999 changing its name to MaxPlanet, Corp.

      On June 17, 1997 the Company, effected one for fifty reverse split of its common stock. This reduced the number of shares outstanding from 29,016,050 to 580,321.

      On May 8, 1998 MaxPlanet purchased all the outstanding stock of Valentino Salotti, Inc. (VS) for 500,000 shares of common stock and $50,000 in working capital. Valentino Salotti designs and distributes contemporary leather furniture. Valentino Salotti, Inc. (VS) New York Corporation was organized in 1996.

      On June 4, 1998, the Company acquired certain assets of Intrasoft, Ltd. Intrasoft's assets include WebPhoneBook.com and 17 other Domain Names. The terms of the acquisition of certain Intrasoft, Ltd. assets were as follows: the shareholders of Intrasoft, Ltd., received $70,000. WebPhoneBook.com may be described as an industry information resource, and online business directory.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      On June 16, 1998, MaxPlanet acquired the domain names and the content of OneClass.com and 1Class.com from Reich Brothers, Inc. Israel Goldreich, vice president and director of MaxPlanet, Corp., is the principle shareholder of Reich Brothers, Inc. The terms of the acquisition were as follows: shareholders of Reich Brothers, Inc. received $6,000 and 25,000 shares of MaxPlanet common stock, in addition to 100,000 options of common stock. The 1Class.com site designation is to become the model for MaxPlanet's E-Commerce Shopping section.

      Furthermore, MaxPlanet created MXNT.COM, (the Company's corporate Internet site) and MaxPlanet.com. MaxPlanet.com ties together all of the Company's featured products and will serve as the launch (internet-site) vehicle for all of the Company's featured product line and future objectives.

      On December 15, 1998, MaxPlanet completed the acquisition of a Florida based technology and marketing company, Virtual Financial Network.Com, Inc. (VFN.Com) for 1,000,000 in common stock and $50,000.00 operating capital.

      On February 9, 1999, MaxPlanet acquired 100% of the outstanding stock of Trident Recovery Systems, Inc., ("TRS") for 500,000 common shares of MaxPlanet. TRS offers debt collection and other legal services to companies.

      On February 25, 1999, MaxPlanet sold a 10% interest in Valentino Salotti, Inc. for $200,000. The Company received $50,000 and a note receivable for $150,000, bearing interest at a rate of 10% per annum. The note will mature in twelve months.

      On April 1, 1999, the Board of Directors announced that the company's fiscal year would be changed from June 30 to March 31.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

            Principles of Consolidation

      The consolidated financial statements include the Company's wholly and majority owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            Use of Estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Revenue Recognition

      The Company recognizes revenue and the related costs on product sales when products are shipped.

            Cash and Cash Equivalents

      The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company did not pay income taxes or interest expense for the reported period.

            Inventories

      Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis, and consist of precious stones valued at $24,183 and finished leather goods valued at $163,932.

            Property and Equipment

      Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided for on a straight-line basis with estimated useful lives ranging from 3 to 7 years.

            Intangibles

      Goodwill is amortized on a straight-line basis over 15 years. Internet domain names purchased are amortized on a straight-line basis over 5 years.

      The carrying value of the long-lived assets are reviewed if the facts and circumstances suggest that such assets may be permanently impaired, in accordance with SFAS No. 121, "Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." Such review is based upon the undiscounted expected future operating cash flows derived from such businesses and, in the event such result is less than the carrying value of the long-lived assets, including goodwill, the carrying value of such assets would be reduced to an amount that reflects the expected future benefit.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            Software Development Costs

      Software development costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86. As of March 31, 1999, capitalized software development costs, net of amortization were $54,924. The capitalization of these costs begins when a product's technological feasibility has been established and ends when the product is available for general release to customers. Amortization is computed using an estimated economic life of five years for all capitalized software costs.

            Income Taxes

      The Company records income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes arise from temporary differences resulting from income and expense items reported in different periods. The Company has a net operating loss carry forward for federal income tax purposes available to offset taxes in future periods from the year ended 1999 to 2010.

            Earnings Per Share

      Basic and diluted earnings per share are calculated in accordance with Financial Accounting Standard Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Under this standard, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of outstanding dilutive stock options and warrants for common shares using the treasury method. As of March 31, 1999 and June 30, 1998, 100,000 common stock options were outstanding. Accordingly, the fully diluted earnings per share are higher than the basic earnings per share.

            Stock Options

      The Company accounts for stock option grants to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense related to such grants. On June 16, 1998, the Company granted an option to acquire 100,000 shares to its Vice President. At March 31, 1999, and June 30, 1998, the grant was still outstanding. The basic shares outstanding were 12,988,421 and 9,060,921 at March 31, 1999 and June 30, 1998, respectively. The diluted shares 13,088,421 and 9,160,921 at March 31, 1999 and June 30, 1998, respectively.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            Effect of New Accounting Pronouncements

      In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 requires that a company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for a comparative purpose is required.

      In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has not determined the effect, if any, SFAS No. 131 will have on the disclosures in its consolidated financial statement.

            Segment Disclosure

      In June 1997, the FABS issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS 131, applicable to public companies, established new standards for reporting information about operating segments in annual financial statements. The disclosure prescribed by SFAS 131 is effective beginning with the year ended December 31, 1998. The Company operates in two different segments: Internet development and wholesale and retail furniture sales. The operations for the nine months ended March 31, 1999 are as follows:

      -------------------------------------------------------------------
                                      Internet   Furniture
                                     development   sales       Total
      -------------------------------------------------------------------
      Income                           $   8,040   $141,641    $ 149,681
      -------------------------------------------------------------------
      Cost of Goods Sold                     872    137,903      138,775
      -------------------------------------------------------------------
      Gross Profit                         7,168      3,738       10,906
      -------------------------------------------------------------------
      Expenses                           440,358     23,363      463,721
      -------------------------------------------------------------------
      Other Income                       135,995          0      135,995
      -------------------------------------------------------------------
      Net Loss                         $(297,195)  $(19,625)   $(316,820)
      -------------------------------------------------------------------

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NOTE 3 - COLLECTIONS RECEIVABLE

      On February 9, 1999, the Company purchased 100% of the outstanding stock of TRS, a debt collection service company. TRS had judgements entered in excess of one million dollars. Past history reveals that a portion of these receivables will be uncollectible. The Company has decided that an allowance would be necessary and has valued these receivables at $875,000, which represented the total purchase price.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

      A. Commitments

      The Company leases their office and sales facilities. The leases provide for a rent abatement that is being amortized over the life of the lease. Future minimum lease payments, on a cash basis, under all operating leases at March 31, 1999, are as follows:

                        1999        $ 21,072
                        2000        $ 62,508
                        2001        $ 63,468
                        2002        $ 64,469
                        2003        $ 65,499
                        Thereafter  $  6,465
                                    --------
                        Total       $283,481
                                    ========

      B. Contingent Liabilities

      On July 29, 1998, Florida based Maxnet Holdings, Inc, filed a Federal Trademark Infringement lawsuit against the Company. Maxnet Holdings alleges that the Company has infringed upon their federally registered service mark, violated the Federal Anti-dilution Act of 1995, and is engaging in unfair competition. The Company is working towards an amicable solution, but short of that the lawsuit does not appear to have any material adverse effect on the Company.

      C. Employment Agreements

      The Company's employment agreement with its Chief Executive Officer and Vice President extends through December 2010. The agreements provide for minimum annual compensation, and bonuses as determined by the Board of Directors. The officers were also granted options to purchase 100,000 shares of common stock, each, on April 1, 1999. Each officer is eligible to receive addition compensation, in the form of cash or stock, based upon the performance of the Company.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Company also has an agreement with the exclusive legal representative of Trident Recovery Systems. The attorney has retained a lien on all the files of the accounts that have been substantially completed.

NOTE 5 - NOTE PAYABLE - RELATED PARTY TRANSACTIONS

      On, February 25, 1999, A & J Capital, Inc. ("A&J") (a significant shareholder owning more than 5% of the outstanding shares of the Company) purchased 10% of Valentino Salotti, Inc. for $200,000. A&J gave the Company $50,000 and a twelve month note for $150,000 as consideration.

      On, March 10, 1999, A&J issued the Company a six-month convertible note bearing interest at 12% per annum for $800,000. The note is convertible into 1,000,000 common shares of the Company, upon maturity as full payment. It is anticipated that A & J Capital, Inc. will convert the note upon maturity.

NOTE 6 - SUBSEQUENT EVENTS

      On February 10, 1999, MaxPlanet, Corp. announced that it has executed Letters of Intent to acquire UltraWeb, Inc. for 100,000 shares of common stock. This transaction was completed on March 11, 1999. As of the date of this audit the assets had not been transferred, hence the transaction has not yet been recorded on the books of the Company.

      On April 27, 1999, the Company converted a note receivable from LUXR, Ltd. Into 25% of the outstanding common stock of LUXR. The note had an original value of $140,000 plus accrued interest of $12,600 at the time of conversion. After conversion the company now owns 30% of LUXR Ltd and hence will be recorded based on the equity method of accounting.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                             (FORMERLY MAXNET, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 - - - - - - - - - - - - - - - - - - - - - - - -

      Certain of the statements included in these financial statements constitute forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended. The Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from those expressed in these forward-looking statements. These financial statements may contain forward-looking statements, made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, which might cause the actual results to differ materially from those projected in any forward-looking statements. Factors which could affect results include the development and introduction of competitive technologies, the market awareness and acceptance of the MaxPlanet technologies, the overall market demand for internet services, the presence of technologically inferior products and services which are priced or promoted to compete with MaxPlanet services, the ability to attract and retain technical personnel, and the ability of the Company to protect its proprietary information.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                     ASSETS
                                                                  June 30,       March 31
                                                                    1999            1999
                                                                --------------------------
Current Assets
Cash and cash equivalents                                       $   388,938    $   953,490
Accounts receivable                                                  32,902         85,332
Marketable securities, at market value                              148,582         89,582
Collections receivable, net                                         180,000             --
Inventory - Precious Stones                                          24,183         24,183
          - Furniture                                               163,932        163,932
                                                                --------------------------
                        Total Current Assets                        938,537      1,316,519

Fixed assets, net of accumulated depreciation                        89,398         70,214

Other Noncurrent Assets
Intangible property, net of accumulated amortization                964,149      1,004,704
Collections receivable, net                                         642,764        875,000
Goodwill, net of accumulated amortization                           333,213        339,239
Loans & notes receivable                                            660,385        342,550
Software development, net of accumulated amortization                42,083         54,924
Security deposit                                                     13,030         13,030
                                                                --------------------------
                        Total Assets                            $ 3,683,559    $ 4,016,180
                                                                ==========================

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts payable and accrued expenses                           $    56,261    $    57,902
Loan payable                                                        100,000        100,000
Note payable (See note)                                                  --        800,000
                                                                --------------------------
                        Total liabilities                           156,261        957,902

Stockholders' Equity
Common Stock, $.0001 par value, 50,000,000 authorized,
   13,938,421 and 9,060,921 shares issued and outstanding
   in 1999 and 1998, respectively                                     1,394          1,299
Preferred Stock, 10,000,000 authorized, 0 issued
   and outstanding, $.0001 par value
Additional paid-in-capital                                        4,561,137      3,688,973
Retained deficit                                                 (1,009,777)      (601,317)
Accumulated other comprehensive income                              (25,456)       (30,677)
                                                                --------------------------
                        Total Stockholders' Equity                3,527,298      3,058,278
                                                                --------------------------

                                                                --------------------------
        Total Liabilities and Stockholders' Equity              $ 3,683,559    $ 4,016,180
                                                                ==========================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       MAXNPLANET, CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                              Three Months Ended
                                                    June 30,
                                               1999         1998
                                             ---------------------
Net Sales                                    $  56,580    $ 30,230
Cost of sales                                   48,843      35,756
                                             ---------------------
     Gross Profit                                7,737      (5,526)

Selling, general & administrative expenses     397,685      13,460
                                             ---------------------

Loss before provision for taxes on income     (389,948)    (18,986)

Unrealized loss on marketable securities       (25,456)
Interest income                                  6,944          --
                                             ---------------------

Net loss                                     ($408,460)   ($18,986)
                                             =====================

                                             ---------------------
Basic and diluted loss per common share      ($   0.03)        N/A
                                             =====================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                  Three Months
                                                                 Ended June 30,
Cash flows from operating activities:                           1999        1998
                                                             ---------------------
  Net loss                                                   ($408,460)   ($18,986)
     Adjustments to reconcile net loss to net cash used in
       operating activities:
       Depreciation                                              4,907          --
       Amortization                                             61,538          --
       Unrealized gains from marketable securities              (5,221)         --
     Changes in operating assets and liabilities:
      (Increase) decrease in:
       Accounts receivable                                      52,430      (5,500)
       Security deposits                                            --      (1,000)
       Collections receivable                                   52,238
      Decrease (increase) in:
       Accounts payable                                         (1,641)     17,028
                                                             ---------------------
          Net cash used in operating activities               (244,209)     (8,458)
                                                             ---------------------

Cash flows from investing activities:
     Loans receivable                                         (317,835)    (10,000)
     Purchases of marketable securities                       (117,888)         --
     Repayment of loans                                                    100,000
     Proceeds from sales of marketable securities               57,398          --
     Purchases of property and equipment                       (14,277)    (12,458)
                                                             ---------------------
          Net cash used in investing activities               (392,602)     77,542
                                                             ---------------------

Cash flows from financing activities:
     Net proceeds from issuance of stock                        72,259          --
                                                             ---------------------
          Net cash provided by financing activities             72,259           0
                                                             ---------------------

Net increase in cash and cash equivalents                     (564,552)     69,084

Cash and cash equivalents, beginning of period                 953,490          --

                                                             ---------------------
Cash and cash equivalents, end of period                     $ 388,938    $ 69,084
                                                             =====================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (all of which were normal recurring adjustments) necessary to present fairly the consolidated financial position of Maxplanet, Corp. ("the Company") at June 30, 1999 and March 31, 1999, and the results of its operations, its cash flows and comprehensive income for the three month interim period presented.

The accounting policies followed by the Company are set forth in Note 2 to the Company's consolidated financial statements for the year ended March 31, 1999.

NOTE 2

The results of operations for the three months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

NOTE 3

During the three months ended June 30, 1999 and 1998 the Company operated principally in two industry segments - Internet Development and Furniture sales.

The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies (See note 2 of the March 31, 1999 financial statements). Segment profit or loss is based on profit or loss from operations before the provision for benefit for income taxes. The reportable segments are distinct business units operating in different industries and are separately managed. The following information about the business segments are for the three-month period ended June 30, 1999.

--------------------------------------------------------------------------------
                                   Internet         Furniture
                                  development         sales             Total
--------------------------------------------------------------------------------
Income                             $   4,693         $ 51,887         $  56,580
--------------------------------------------------------------------------------
Cost of Goods Sold                         0           48,843            48,843
--------------------------------------------------------------------------------
Gross Profit                           4,693            3,044             7,737
--------------------------------------------------------------------------------
Expenses                             393,134            4,551           397,685
--------------------------------------------------------------------------------
Other Loss                           (18,512)               0           (18,512)
--------------------------------------------------------------------------------
Net Loss                           $(406,954)        $ (1,506)        $(408,460)
--------------------------------------------------------------------------------

                        MAXPLANET, CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FORWARD LOOKING STATEMENTS

Statements about the Company's future expectations and all other statements in this document other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933,
Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and the Company's actual results could therefore differ materially from expected or inferred results.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                     ASSETS

                                                               Sept. 30        March 31
                                                                 1999             1999
                                                             --------------------------
Current Assets
Cash and cash equivalents                                    $    92,306    $   953,490
Accounts receivable                                               37,402         85,332
Marketable securities, at market value                           222,894         89,582
Collections receivable, net                                      180,000             --
Inventory - Precious Stones                                       24,183         24,183
          - Furniture                                            163,932        163,932
                                                             --------------------------
                        Total Current Assets                     720,717      1,316,519

Fixed assets, net of accumulated depreciation                    104,517         70,214

Other Noncurrent Assets
Intangible property, net of accumulated amortization             921,598      1,004,704
Collections receivable, net                                      599,264        875,000
Goodwill, net of accumulated amortization                        329,195        339,239
Loans & notes receivable                                         752,389        342,550
Software development, net of accumulated amortization             40,417         54,924
Security deposit                                                  15,030         13,030
                                                             --------------------------
                        Total Assets                         $ 3,483,127    $ 4,016,180
                                                             ==========================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts payable and accrued expenses                        $    34,805    $    57,902
Loan payable                                                     100,000        100,000
Note payable (See note)                                               --        800,000
                                                             --------------------------
                        Total liabilities                        134,805        957,902

Stockholders' Equity
Common Stock, $.0001 par value, 50,000,000 authorized,
   14,538,421 and 9,060,921 shares issued and outstanding
   in 1999 and 1998, respectively                                  1,454          1,299
Preferred Stock, 10,000,000 authorized, 0 issued
   and outstanding, $.0001 par value
Additional paid-in-capital                                     4,572,003      3,688,973
Retained deficit                                              (1,226,593)      (601,317)
Accumulated other comprehensive income                             1,458        (30,677)
                                                             --------------------------
                        Total Stockholders' Equity             3,348,322      3,058,278
                                                             --------------------------

                                                             --------------------------
        Total Liabilities and Stockholders' Equity           $ 3,483,127    $ 4,016,180
                                                             ==========================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                                   Six Months Ended            Three Months Ended
                                                     September 30,                September 30,
                                                  1999          1998          1999            1998
                                               ----------------------------------------------------
Net Sales                                      $ 182,015      $ 77,345      $ 125,435      $ 47,115
Cost of sales                                     89,190        80,046         40,347        44,290
                                               ----------------------------------------------------
     Gross Profit                                 92,825        (2,701)        85,088         2,825

Selling, general & administrative expenses       703,412        58,269        305,727        44,809
                                               ----------------------------------------------------

Loss before provision for taxes on income       (610,587)      (60,970)      (220,639)      (41,984)

Unrealized loss on marketable securities         (23,998)           --          1,458            --
Interest income                                    9,309            --          3,471            --

                                               ----------------------------------------------------
Net loss                                       ($625,276)     ($60,970)     ($215,710)     ($41,984)
                                               ====================================================

                                               ----------------------------------------------------
Basic and diluted loss per common share        ($   0.05)          N/A      ($   0.02)          N/A
                                               ====================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                      Six Months
                                                                    Ended Sept 30,
Cash flows from operating activities:                             1999           1998
                                                               ------------------------

  Net loss                                                     ($625,276)     ($ 60,970)
     Adjustments to reconcile net loss to net cash used in
       operating activities:
       Depreciation                                                8,473          1,524
       Amortization                                              107,887          2,419
       Marketable securities received                            (70,313)            --
       Unrealized gains from marketable securities                 1,458             --
     Changes in operating assets and liabilities:
      (Increase) decrease in:
       Accounts receivable                                        47,930         10,742
       Security deposits                                              --         (1,000)
       Collections receivable                                     95,738
      Decrease (increase) in:
       Accounts payable                                           23,097         17,028
                                                               ------------------------
          Net cash used in operating activities                 (411,006)       (30,257)
                                                               ------------------------

Cash flows from investing activities:
     Loans receivable                                           (409,839)       (10,000)
     Purchases of marketable securities                         (117,888)            --
     Repayment of loans                                               --        100,000
     Proceeds from sales of marketable securities                103,379             --
     Purchases of property and equipment                         (25,830)       (13,456)
                                                               ------------------------
          Net cash used in investing activities                 (450,178)        76,544
                                                               ------------------------

Cash flows from financing activities:
     Net proceeds from issuance of stock                              --             --
                                                               ------------------------
          Net cash provided by financing activities                    0              0
                                                               ------------------------

Net increase in cash and cash equivalents                       (861,184)        46,287

Cash and cash equivalents, beginning of period                   953,490             --

                                                               ------------------------
Cash and cash equivalents, end of period                       $  92,306      $  46,287
                                                               ========================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        MAXPLANET, CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (all of which were normal recurring adjustments) necessary to present fairly the consolidated financial position of MaxPlanet, Corp. ("the Company") at September 30, 1999 and March 31, 1999, and the results of its operations, its cash flows and comprehensive income for the three month interim period presented.

The accounting policies followed by the Company are set forth in Note 2 to the Company's consolidated financial statements for the year ended March 31, 1999.

NOTE 2

The results of operations for the six months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

NOTE 3

During the six months ended September 30, 1999 and 1998 the Company operated principally in two industry segments - Internet Development and Furniture sales.

The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies (See note 2 of the March 31, 1999 financial statements). Segment profit or loss is based on profit or loss from operations before the provision for benefit for income taxes. The reportable segments are distinct business units operating in different industries and are separately managed. The following information about the business segments are for the six-month period ended September 30, 1999.

--------------------------------------------------------------------------------
                                   Internet          Furniture           Total
                                  development          sales
--------------------------------------------------------------------------------
Income                             $ 132,118         $ 49,897         $ 182,015
--------------------------------------------------------------------------------
Cost of Goods Sold                    51,151           38,039            89,190
--------------------------------------------------------------------------------
Gross Profit                          80,967           11,858            92,825
--------------------------------------------------------------------------------
Expenses                             690,703           12,709           703,412
--------------------------------------------------------------------------------
Other Loss                           (14,689)               0           (14,689)
--------------------------------------------------------------------------------
Net Loss                           $(624,426)        $   (850)        $(625,276)
--------------------------------------------------------------------------------

                        MAXPLANET, CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FORWARD LOOKING STATEMENTS

Statements about the Company's future expectations and all other statements in this document other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933,
Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and the Company's actual results could therefore differ materially from expected or inferred results.